   As Filed with the Securities and Exchange Commission on May 22, 2000
                                                      Registration No. 333-34846
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------

                              AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                             MICROSEMI CORPORATION
             (Exact name of registrant as specified in its charter)
                                --------------

                  Delaware                                       95-2110371
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

                           2830 South Fairview Street
                          Santa Ana, California 92704
                              Tel: (714) 979-8220
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                               David R. Sonksen,
   Vice President--Finance, Chief Financial Officer, Secretary and Treasurer
                             Microsemi Corporation
                           2830 South Fairview Street
                          Santa Ana, California 92704
                              Tel: (714) 979-8220
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    Copy to:

             Nick E. Yocca, Esq.                            J. Jay Herron, Esq.
           Nicholas J. Yocca, Esq.                        Michael L. Hawkins, Esq.
   Stradling, Yocca, Carlson & Rauth, P.C.                  Loren J. Weber, Esq.
    660 Newport Center Drive, Suite 1600                   O'Melveny & Myers LLP
       Newport Beach, California 92660                    114 Pacifica, Suite 100
                                                          Irvine, California 92618

                                --------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement is declared effective.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                     Proposed        Proposed
                                                     Amounts         maximum          maximum        Amount of
               Title of class of                      to be       offering price     aggregate     registration
          securities to be registered             registered(1)    per share(2)  offering price(2)    fee(2)
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.20..................   2,553,000 shares    $25.4688       $65,021,718    $17,165.73(3)
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 333,000 shares subject to the underwriters' over-allotment option.
(2) The offering price could not be determined at the time of filing this registration statement and the maximum offering price was estimated solely for the purpose of calculating the amount of the registration fee payable to the Securities and Exchange Commission (the "Commission"), as determined in accordance with Rule 457(c), on the basis of the average of the high ($28.50) and low ($22.4375) prices as reported by the Nasdaq National
    Market for the Common Stock on April 14, 2000.
(3) Previously paid.
                                --------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. A + +registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. We may not sell these securities until + +the registration statement is effective. This prospectus is not an offer to +
+sell these securities and it is not soliciting an offer to buy these          +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 19, 2000

                                2,220,000 Shares

                              [LOGO OF MICROSEMI]

                                  Common Stock

                                  -----------

  We are selling 2,000,000 shares of our common stock. Additionally, the selling stockholders named in this prospectus are selling 220,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

  Our common stock is listed on the Nasdaq National Market under the symbol "MSCC." The last reported sale price of our common stock on May 19, 2000 was $26.875 per share.

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Public offering price...........................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Microsemi Corporation ............   $       $
Proceeds, before expenses, to the selling stockholders .........   $       $

  The underwriters named in this prospectus may purchase up to an additional 333,000 shares of common stock from us, not the selling stockholders, under certain circumstances. The underwriters expect to deliver the shares to
purchasers on or about    , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

A.G. Edwards & Sons, Inc.

                               CIBC World Markets

                                                        Needham & Company, Inc.

                          Prospectus dated May   , 2000

[GRAPHIC:               Picture of a boy standing inside a circular translucent
                        plastic model of our logo, holding in his right hand a mock-up of a mobile communication device.]

enable color enable color enable color
protect heartbeats protect heartbeats
amplify sound amplify sound amplify
extend battery life extend battery life
hearing improve hearing improve
MMSM(TM) MMSM(TM) MMSM(TM) MMSM(TM) MMSM(TM) communicate in space communicate in
[Line of text obscured by the graphic described above] class d class d class d class d mobile phone mobile phone mobile
SCSI SCSI SCSI SCSI SCSI
RangeMAX(TM) RangeMAX(TM) RangeMAX(TM)
mobile wireless mobile wireless
AudioMAX(TM) AudioMAX(TM) AudioMAX(TM)
broadband broadband broadband
[Three lines of text obscured by the graphic described above] connect business connect business power computing power computing semi.com www.Microsemi.com www.Micro
Powermite(TM) Powermite(TM) Powermite(TM)

                       Solutions for mobile connectivity
power
management
LCD Backlight Drivers
Class D Audio
Pentium Switchers        [Graphic: A mock up of a mobile wireless communication
Low Drop Out             device beside two electronic components]
Regulators
SCSI Terminators


APPLICATIONS                                   [LOGO]
Palm Top Computers
Notebooks/Desktops
Hearing Aid Solutions


transient
suppression
ESD Protection
Lightning Suppression
Low Cap High Speed                 [Graphic: electronic component]
Modular Solutions

APPLICATIONS
Mobile Phones              [Graphic           [Graphic:        [Graphic: Chest
USB Port Protection         Handheld           notebook         x-ray picture
Gigabit Ethernet            Phone]             computer]        of human with
Cable Modems                                                    implanted heart
Fiber Optic Repeaters                                           pacer]

                            mobile            computers/           medical
                         connectivity        peripherals

                       [Graphic:                          RF
                       A mock up of a                     microwave
                       mobile wireless                    and opto
                       communication device]

Solutions for                                             InGaP Power Amplifiers
mobile connectivity
                                                          SiGe Gain Blocks
                                                          RF Power Transistors

                                                          APPLICATIONS
[LOGO]                                                    Mobile Phones/Radios
                                                          Base Stations
                                                          Cable Modems
                                                          Wireless LAN

                                                          power
                                                          conditioning
                                                          Diodes and Rectifiers
                                                          Zeners and Regulators
                                                          Transistors and SCRs
                                                          MOSFETs and IGBTs

                          [Graphics:
                           electronic
                           component]

                                                          APPLICATIONS
                                                          Mobile Phones
[Graphic:     [Graphic     [Graphic:       [Graphic       Battery Charges
 Man Looking   View of      Person,         Astronaut     Power Supplies
 at PBX        cockpit      wearing a       on space      Fiber Optic Repeaters
 monitor]      instruments  safety suit,    walk in       Satellites
               at night]    welding]        Earth orbit]

tele-          military     industrial      space
communication  aerospace    commercial      satellite

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
   Prospectus Summary....................................................   1
   Risk Factors..........................................................   4
   Use of Proceeds.......................................................  14
   Price Range of Common Stock and Dividend Policy.......................  15
   Capitalization........................................................  16
   Selected Consolidated Financial Data..................................  17
   Management's Discussion and Analysis of Financial Condition and
    Results of Operations................................................  18
   Business..............................................................  23
   Management............................................................  32
   Principal and Selling Stockholders....................................  35
   Description of Capital Stock..........................................  37
   Underwriting..........................................................  38
   Certain United States Federal Tax Consequences to Non-U.S. Holders of
    Common Stock.........................................................  40
   Legal Matters.........................................................  43
   Experts...............................................................  43
   Where You Can Find More Information...................................  43
   Index to Consolidated Financial Statements............................ F-1

   In this prospectus, unless the context otherwise requires, the terms "we," "us," "our," "the company," "the Company" and "Microsemi" refer to Microsemi Corporation and its majority-owned subsidiaries. Our "fiscal year" refers to a fifty-two or fifty-three week period ending on or about September 30 of each year.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Our website is located at www.microsemi.com. Information on the website is not part of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

   Microsemi(R), RangeMAX(R), AudioMAX(R), Powermite(R), Powermite Squared(R), Powermite Two(R), Powermite II(R), LinFinity(TM), LMI(R), LOCAP(R), THINKEY(TM), SHELFET(TM), TVSARRAY(TM), PWRPAK(TM), BUSMAX(TM), ULTRAMAX(TM), MMSM(TM) and THE INFINITE POWER OF INNOVATION(R) are some of our trademarks. Other marks used herein are the property of their respective owners, which includes us in some instances.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "risk factors" and our consolidated financial statements and related notes, included elsewhere in this prospectus and incorporated by reference. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.

                                   MICROSEMI

   We are a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors. Our semiconductors manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify signals. Our products include individual components as well as complete circuit solutions that enhance our customers' end products by providing battery optimization, reducing size or protecting circuits. Our commercial products are used in dynamic high growth mobile connectivity applications, including mobile phones and handheld Internet devices, and broadband communications applications such as base stations, wireless LAN, cable and fiber optic systems. These high growth opportunities have emerged from our ongoing capabilities in designing and manufacturing semiconductors for military, satellite and medical applications. Our diverse customer base includes Motorola, Lockheed Martin, Seagate, Mitsubishi, Guidant, Samsung, Medtronic, Boeing, Palm, Dell and Compaq.

Industry

   We serve several end markets of the semiconductor industry. These end markets include battery-operated products, communications and Internet infrastructure, and military and aerospace. Battery-operated products include portable digital assistants (PDAs), mobile phones, portable or implantable medical equipment, hearing aids, notebook computers and wireless web tablets. These products demand semiconductor solutions that extend battery life, operate at high speed and provide small size, high reliability and complex power functions. Communications and Internet infrastructure includes networking, fiber optic communications and base stations that require high speed and high bandwidth products.

   The major drivers for these markets include:

  . Growth in wireless Internet connectivity and wireless broadband systems (W-CDMA, IMT-2000, CMDA2000);

  .  Growth in sales of mobile phones;

  . Growth in consumer demand for highly sophisticated multipurpose handheld devices;

  .  New and emerging wireless or battery-operated applications; and

  .  The convergence of voice, video, and data transmission.

Our Solutions

   We offer leading products combining innovative semiconductor design, process and product packaging solutions that are optimized for a given application utilizing our system engineering expertise. Many of our customers produce or develop products in mobile connectivity, communication infrastructure and computers/peripherals. We first developed our technology and expertise for military and aerospace, satellite, communications and implantable medical applications. We have created innovative product solutions that we believe increase efficiency and play time, reduce component size, enable high speeds, lower costs, provide high reliability and robustness, reduce power consumption or offer other increased functionality relative to competing products in the marketplace today.

   We categorize our product solutions into four general groups:

  . Power Management. Our power management semiconductors are used to route, control and manage power efficiently as it is delivered to subsystems. Our devices typically will perform a circuit function in place of alternatives that use multiple components.

  . RF/Microwave and Opto Electronic. Our RF/microwave and opto electronic semiconductors are used to assist the transmission or reception of wired, wireless, fiber optic and RF signals. Our devices are used in both wired and wireless systems, which typically operate at frequencies greater than 150MHz, usually at 500 to 900MHz for land mobile radio, 1.7 to 1.9GHz for digital PCS, 2.4 to 2.5GHz for BlueTooth-enabled technology, 5.2 to 5.7GHz for wireless LAN, and from 28 to 31GHz for LMDS.

  . Transient Protection. Our transient protection semiconductors are designed to protect sensitive integrated circuits from all types of transient threats, ranging from electrostatic discharge to induced lightning. Our voltage-clamping devices quickly absorb large amounts of energy for short periods of time.

  . Power Conditioning. Our power conditioning semiconductors are used in the rectification and switching of raw electrical power. Our diodes, zeners, transistors and MOSFETs are used to condition raw AC or DC power for use by power management devices.

Our Strategy

   Our goal is to expand our leading position as a supplier of technologies for the high growth wireless, handheld mobile connectivity, medical and fiber optic markets. Our strategy has the following key elements:

  . Provide system-engineered product solutions;

  . Leverage and enhance expertise in innovative package technologies;

  . Pursue strategic technology acquisitions and alliances;

  . Develop new process technologies for high growth markets; and

  . Leverage internal and external manufacturing capabilities.

   Microsemi was incorporated in Delaware on September 27, 1960. Our principal executive office is located at 2830 South Fairview Street, Santa Ana, California 92704, and our telephone number is (714) 979-8220. Our website is located at www.microsemi.com. Information on the website is not part of this prospectus.

                                  The Offering


Common stock offered by us........................  2,000,000 shares

Common stock offered by the selling stockholders..  220,000 shares

Common stock to be outstanding after the
 offering.........................................  13,462,356 shares(1)

Use of proceeds...................................  Repayment of bank debt and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol.....................  MSCC

--------

(1) The information above assumes that the underwriters do not exercise the option that we have granted to them to purchase additional shares in the offering and is based on the shares outstanding as of April 24, 2000. It excludes 1,434,250 shares of common stock subject to then outstanding options with a weighted average exercise price of $14.11 per share and 261,312 shares of common stock then available for future grants under our 1987 Stock Plan, as amended.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                    Six Months
                                    Fiscal Years Ended               Ended (1)
                          -------------------------------------- -----------------
                          September 28, September 27, October 3, April 4, April 2,
                              1997          1998         1999      1999     2000
                          ------------- ------------- ---------- -------- --------
Income Statement Data:
Net sales...............    $163,234      $164,710     $185,081  $78,908  $115,560
Gross profit............      45,960        47,285       40,870   21,206    30,727
Income from operations..      22,519        20,459        5,089    7,697     4,091
Net income..............      11,051        11,322        1,499    4,274     1,160

Earnings per share:
  Basic.................    $   1.30      $   1.05     $   0.13  $  0.38  $   0.11
  Diluted...............    $   1.03      $   0.98     $   0.13  $  0.37  $   0.10

Shares used in per share
 calculations:
  Basic.................       8,493        10,735       11,131   11,337    11,019
  Diluted...............      11,901        11,956       11,244   11,449    11,418

                                                             April 2, 2000
                                                        ------------------------
                                                         Actual  As Adjusted (2)
                                                        -------- ---------------
Balance Sheet Data:
Cash and cash equivalents.............................. $  6,236    $ 17,030
Working capital........................................   44,627      74,921
Total assets...........................................  191,465     202,259
Total debt, including current portion..................   55,119      15,619
Stockholders' equity...................................   94,802     145,096

--------

(1) The six months ended April 4, 1999 comprised 27 weeks, and the six months ended April 2, 2000 comprised 26 weeks.

(2) As adjusted to give effect to our sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $26.875 per share and our use of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   Before you invest in our common stock, you should carefully consider the risks described below. You should also refer to the other information included in this prospectus and the information incorporated in this prospectus by reference before you decide to invest in our common stock.

Downturns in the highly cyclical semiconductor industry would adversely affect our operating results and the value of our business.

   The semiconductor industry is highly cyclical, and the value of our business may decline during the "down" portion of these cycles. During recent years, we, as well as many others in our industry, experienced significant declines in the pricing of, as well as demand for, our products and lower facilities utilization. Although markets for semiconductors have improved, they may stop improving or experience renewed, possibly more severe and prolonged, downturns in the future. The markets for our products depend on continued demand in the mobile connectivity, telecommunications, computers/peripherals, military and aerospace, space/satellite, industrial/commercial and medical markets, and these end-markets may experience changes in demand that could adversely affect our operating results and financial condition.

The semiconductor business is highly competitive and increased competition could reduce the value of an investment in our company.

   The semiconductor industry, including the areas in which we do business, is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices. The market for commercial products is characterized by declining selling prices. We anticipate that our average selling prices will continue to decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The pricing pressure in the semiconductor industry in recent years was due primarily to the Asian currency crisis, industry-wide excess manufacturing capacity and weak economic growth outside the United States. We compete in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than we have, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future. We have numerous competitors. Some of our current major competitors are Motorola, Inc., Dallas Semiconductor Corporation, General Semiconductor, Inc., National Semiconductor Corporation, Texas Instruments, Inc., Philips Electronics, ON Semiconductor, L.L.C., Fairchild Semiconductor Corporation, Micrel Incorporated, International Rectifier Corporation, Semtech Corporation, Linear Technology Corp., Alpha Industries, Inc., Diodes, Inc., Vishay Intertechnology, Inc. and its subsidiary Siliconix Incorporated. Some of our competitors in developing markets are Triquint Semiconductor, Inc., Mitel Corporation, RF Micro Devices, Inc., Conexant Systems, Inc., Anadigics, Inc. and Alpha Industries, Inc. We may not be able to compete successfully in the future or competitive pressures may harm our financial condition or our operating results.

New technologies could result in the development of competing products and a decrease in demand for our products.

   Our failure to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and/or a loss of our market share to competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize much of the semiconductor industry. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. A fundamental shift in technologies in our product markets could have a material adverse effect on our competitive position within the industry.

Failure to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.

   We rely heavily on our proprietary technologies. Our future success and competitive position may depend in part upon our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We generally do not have, nor do we generally intend to apply for, patent protection on any aspect of our technology. Our reliance upon protection of some of our technology as "trade secrets" will not necessarily protect us from the use by other persons of our technology, or their use of technology that is similar or superior to that which is embodied in our trade secrets. Others may be able to independently duplicate or exceed our technology in whole or in part. We cannot assure you that we will be able to maintain the confidentiality of our technology, dissemination of which could have a material adverse effect on our business. In addition, litigation may be necessary to determine the scope and validity of our proprietary rights. In instances in which we hold any patents or patent licenses, any patents held by us may be challenged, invalidated or circumvented, or the rights granted under any patents may not provide us competitive advantages. Patents often provide only narrow protection and require public disclosure of information that may otherwise be subject to trade secret protection. Also patents expire and are not renewable. Obtaining or protecting our proprietary rights may require us to defend claims of intellectual property infringement by our competitors. While we are not currently engaged as a defendant in intellectual property litigation that we believe will have a material adverse effect, we could become subject to lawsuits in which it is alleged that we have infringed upon the intellectual property rights of others.

   If any such infringements exist, arise or are claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We cannot assure you that we would be successful in such efforts or that such licenses would be available under reasonable terms. Our failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on our operating results and financial condition.

Our future business could be adversely affected by delays in our development of compound semiconductor technology.

   We are developing process technology to manufacture compound semiconductors such as gallium arsenide (GaAs), indium gallium phosphide (InGaP), silicon germanium (SiGe), indium gallium arsenide phosphide (InGaAsP) and silicon carbide (SiC) primarily to manufacture power amplifiers and certain other components. We are pursuing this development effort with a third party foundry. We cannot guarantee that our efforts will result in commercially successful products. Certain of our competitors are already offering this capability and our customers may purchase their requirements for these products from our competitors. The third party foundries that we use may delay or fail to deliver to us technology and products. Our business and prospects could be materially and adversely affected by delay or our failure to develop this technology.

Future compound semiconductor products may not successfully compete with silicon-based products.

   Our choices of technologies for development and future implementation may not reflect future market demand. The production of GaAs, InGaP, SiGe, InGaAsP or SiC integrated circuits is more costly than the production of silicon circuits, and we believe it will continue in the future to be more costly. The costs differ because of higher costs of raw materials, lower production yields and higher unit costs associated with lower production volumes. Silicon semiconductor technologies are widely used process technologies for integrated circuits, and these technologies continue to improve in performance. As a result, we must offer products that provide vastly superior performance to that of silicon for specific applications in order for them to be competitive with silicon products. If we do not offer products that provide sufficiently superior performance to offset the cost differential and otherwise successfully compete with silicon-based products, our operating results may be materially and adversely affected. In addition, other alternatives exist and are being developed, and may have superior performance or lower cost.

We may not be able to develop new products to satisfy changes in demand.

   We cannot assure you that we will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals.

We must commit resources to product production prior to receipt of purchase commitments and could lose some or all of the associated investment.

   We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell products after we devote significant resources to them could have a material adverse effect on our business, financial condition and results of operations.

Variability of our manufacturing yields may affect our gross margins.

   Our manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit's design and our experience in manufacturing that type of integrated circuit. We have in the past experienced difficulties in achieving planned yields, which have adversely affected our gross margins.

   The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

  . defects in masks, which are used to transfer circuit patterns onto our wafers;

  .  impurities in the materials used;

  .  contamination of the manufacturing environment; and

  .  equipment failure.

   Because a large portion of our costs of manufacturing are relatively fixed, and average selling prices for our products tend to decline over time, it is critical for us to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve our results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect our operating results and have done so in the past. Moreover, our process technology has primarily used standard silicon semiconductor manufacturing equipment, and production yields of compound integrated circuits have been relatively low compared with silicon integrated circuit devices. We cannot assure you that we will be able to continue to improve yields in the future or that we will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, our results of operations could be materially and adversely affected.

Our inventories may become obsolete.

   The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. We estimate that current life cycles for cellular and PCS telephone handsets, and in turn our cellular and PCS products, are approximately 12 to 24 months. Products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. For instance, in fiscal year 1999, we recorded a charge of $6.0 million for obsolete inventory. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed.

Our international operations and sales expose us to material risks.

   Sales to customers for delivery outside of the United States represented approximately 22%, 23% and 35% of net sales for fiscal 1997, 1998 and 1999, respectively. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain facilities or contract with entities in Thailand, the Philippines, Taiwan, Ireland, Hong Kong, India, Mexico and China. There are risks inherent in doing business internationally, including:

  . changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

  .  trade restrictions;

  .  transportation delays;

  .  work stoppages;

  .  economic and political instability;

  .  changes in import/export regulations, tariffs and freight rates;

  . difficulties in collecting receivables and enforcing contracts generally; and

  .  currency exchange rate fluctuations.

   In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws. Therefore, the risk of piracy of our technology and products may be greater in these foreign countries. Although we have not experienced any material adverse effect on our operating results as a result of these and other factors, we may experience a material adverse effect on our financial condition and operating results in the future.

Delays in beginning production at new facilities, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies.

   Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain or increase our manufacturing efficiency. Our manufacturing processes are highly complex, require advanced and costly equipment and are continually being modified in an effort to improve yields and product performance. We have from time to time experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes. As a consequence, we have experienced delays in product deliveries and reduced yields. We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Interruptions, delays or cost increases affecting our materials, parts, equipment or subcontractors may impair our competitive position.

   Our manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds and leadframes, on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some materials, parts and equipment. While we believe that alternate suppliers for these materials, parts and equipment are available, an interruption could materially impair our operations.

   Some of our products are assembled and tested by third-party subcontractors. We do not have any long-term agreements with these subcontractors. As a result, we may not have assured control over our product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, we could experience delays in the shipment of our products if we are forced to find alternate third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on our operating results and financial condition. Our operations and ability to satisfy customer obligations could be adversely affected if our relationships with these subcontractors were disrupted or terminated.

   We depend on third party subcontractors in Asia for assembly and packaging of a portion of our products. The packaging of our products is performed by a limited group of subcontractors and some of the raw materials included in our products are obtained from a limited group of suppliers. Although we seek to reduce our dependence on our sole and limited source suppliers, disruption or termination of any of these sources could occur and such disruptions or terminations could harm our business and operating results. In the event that any of our subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to us, our operating results would suffer until alternate subcontractors, if any, became available.

Our fixed costs may reduce operating results if our sales fall below expectations.

   Our expense levels are based, in part, on our expectations as to future sales. Many of our expenses, particularly those relating to our capital equipment and manufacturing overhead, are relatively fixed. The decreasing lead times between orders and shipments in our customers' ordering practices could adversely affect our ability to project future sales. We may be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales may materially and adversely affect our operating results.

Our reliance on government contracts for a portion of our sales could have a material adverse effect on our results of operations.

   Some of our sales in fiscal year 1999 were derived from customers whose principal sales were to the United States Government. If we experience significant reductions or delays in procurements of our products by the United States Government or terminations of government contracts or subcontracts, our operating results could be materially and adversely affected. Generally, the United States Government and its contractors and subcontractors may terminate their contracts with us for cause or for convenience. We have in the past experienced terminations of government contracts. Certain contracts are also subject to price renegotiation in accordance with U.S. Government procurement provisions. We cannot guarantee that we will not experience terminations or renegotiations of government contracts in the future. A portion of our sales are to military and aerospace markets, which are subject to the uncertainties of governmental appropriations and national defense policies and priorities. These sales are derived from direct and indirect business with the U.S. Department of Defense, or DOD, and other U.S. government agencies. Since fiscal year 1990, we have experienced declining defense-related sales, primarily as a result of contract award delays and reduced military program funding. Furthermore, on August 22, 1994, the DOD adopted acquisition reform. Thereafter, the policy has been to utilize best commercial practices instead of mandatory use of military standard parts. Military-related business has declined as a percentage of net sales since fiscal year 1990.

There may be unanticipated costs associated with increasing our capacity.

   We anticipate that any future growth of our business will require increased manufacturing capacity. We expect to convert a portion of our existing silicon device manufacturing capacity to compound semiconductor production capability. Expansion activities such as these are subject to a number of risks, including:

  . unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

  .  delays in bringing new production equipment on-line;

  .  delays in supplying products to our existing customers; and

  . unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present expansion or any future expansion of our capacity.

We may fail to attract or retain the qualified technical, sales, marketing and managerial personnel required to operate our business successfully.

   Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. Also, attrition in personnel can result from, among other things, changes related to acquisitions, as well as retirement or disability. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

Failure to manage our expansion effectively could adversely affect our ability to increase our revenues and improve our earnings.

   Our ability to successfully offer our products in the semiconductor market requires effective planning and management processes. We continue to increase the scope of our operations and have increased our headcount. Our past growth, and our expected future growth, may place a significant strain on our management systems and resources, including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to train and manage our workforce worldwide.

We may engage in future acquisitions that dilute the ownership interests of our stockholders, cause us to incur debt and assume contingent liabilities.

   As part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, enhance our design capability or offer other growth opportunities. While we have no current agreements and no active negotiations underway with respect to any acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

  . use a significant portion of our available cash, including the cash proceeds remaining from this offering;

  . issue equity securities, which would dilute current stockholders' percentage ownership;

  .  incur substantial debt;

  .  incur or assume contingent liabilities, known or unknown;

  .  incur amortization expenses related to goodwill or other intangibles;
     and

  .  incur large, immediate accounting write-offs.

Such actions by us could harm our operating results and/or the price of our common stock.

We have acquired and may continue to acquire other companies and may be unable successfully to integrate such companies with our operations.

   During fiscal years 1998, 1999 and 2000, we acquired six businesses or companies, and we acquired additional product lines and assets. We may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from companies we acquire include those associated with:

  .  unexpected losses of key employees or customers of the acquired company;

  . conforming the acquired company's standards, processes, procedures and controls with our operations;

  .  coordinating our new product and process development;

  .  hiring additional management and other critical personnel;

  . increasing the scope, geographic diversity and complexity of our operations;

  . difficulties in consolidating facilities and transferring processes and know-how;

  . other difficulties in the assimilation of acquired operations, technologies or products;

  .  diversion of management's attention from other business concerns; and

  .  adverse effects on existing business relationships with customers.

You will be relying on the judgment of our management regarding our use of a portion of our proceeds.

   We will use approximately $39.5 million of the net proceeds of this offering to repay outstanding debt. We have not designated any specific uses for the balance of the net proceeds from this offering. We expect to use the balance of the net proceeds for general corporate purposes, including working capital and potential acquisitions. Consequently, our management will have significant flexibility in applying the net proceeds of this offering and will have the ability to change the application of the proceeds of this offering.

Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance.

   One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations. Our aerospace (including aircraft), military, medical and satellite businesses in particular expose us to potential liability risks that are inherent in the manufacturing and marketing of high reliability electronic components for critical applications.

   We may be subject to product liability claims with respect to our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may become too costly for us or may become unavailable to us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by our insurance.

Environmental liabilities could adversely impact our financial position.

   Federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in our semiconductor manufacturing processes. In addition, under some laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated or if we send waste to a landfill or recycling facility that becomes contaminated, even if we did not cause the contamination. Also, we may be subject to common law claims if we release substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject us to serious liabilities and could have a material adverse effect on our operating results and financial condition.

   In the conduct of our manufacturing operations we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws. The risk of accidental release of such materials cannot be completely eliminated. In addition, we operate or own facilities located on or near real property that was formerly owned and operated by others. These properties were used in ways that involved such hazardous materials. Contaminants may migrate from or within or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

   In Broomfield, Colorado, we have an agreement with prior owners of our property concerning clean-up costs associated with TCE and other contaminants present in the soil and groundwater. We have agreed to pay 10% and they have agreed to pay 90% of these costs. They have also agreed to indemnify us from claims by third parties. We are not yet able to predict a possible range of the total costs that may be incurred in connection with this property.

Some of our facilities are located near major earthquake fault lines.

   Our corporate headquarters, two of our major operating facilities, and certain other critical business operations are located near major earthquake fault lines. We could be materially and adversely affected in the event of a major earthquake. Although we maintain earthquake insurance, the insurance coverage may be insufficient, and in the future our insurance coverage may be limited or discontinued.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of our company that might otherwise result in our stockholders receiving a premium over the market price for their shares.

   Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions include:

  . Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder; and

  . the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover.

The volatility of our stock price could affect your investment in our stock and our future financial position.

   The market price of our stock has fluctuated widely. Between November 11, 1998 and November 23, 1999 our common stock price dropped from approximately $13.75 to $6.25 per share. Between November 23, 1999 and March 13, 2000, the price of our common stock rose from approximately $6.25 to an intra-day high of $51.00 per share. At the close of business on May 19, 2000, the price of our common stock was $26.875 per share. The current market price of our common stock may not be indicative of future market prices, and we may not be able to sustain or increase the value of your investment in our common stock.

   Declines in the market price of our stock would adversely affect our ability to retain personnel with higher-priced stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with the sale of stock.

We may not make the sales that are indicated by our order backlog and our backlog number may become less meaningful.

   Lead times for the release of purchase orders depend upon the scheduling practices of individual customers, and delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations. The rate of booking new orders can vary significantly from month to month. Customers frequently change their delivery schedules or cancel orders. For these various reasons, our order backlog may not be an indication of future sales.

   As the percentage of our business represented by space/satellite and military products declines, we anticipate that backlog will become less meaningful. Our space/satellite business was characterized by long lead times; however our other end markets tend to place orders with short lead times. Prospective investors should not place undue reliance on our backlog numbers or changes in backlog numbers. We determine backlog based on firm orders which are scheduled for delivery within 12 months.

There may be some potential effects of system outages.

   Risks are presented by electrical or telecommunications outages, computer hacking or other general system failure. To try to manage our operations efficiently and effectively, we rely heavily on our internal information and communications systems and on systems or support services from third parties. Any of these are subject to failure. For instance, we believe that our Y2K project teams identified all of our material Y2K issues in the course of our assessments, and we believe that no material Y2K failures will be uncovered in the future. However, given the pervasiveness and the complexity of the issues, both internal and external, problems may exist or arise. System-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows. In addition, insurance coverage for the risks described above may be unavailable.

There may be potential U.S. tax effects on foreign purchasers of common stock.

   Each prospective purchaser should consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of the U.S., any state in the U.S., or of any municipality or other local taxing jurisdiction. In addition, if you are not a citizen or resident of the U.S., or a corporation or partnership created in or organized under the laws of the U.S., or any political subdivision thereof, then you should consult your tax advisor about U.S. federal income and estate taxes, as well as foreign, state and local tax consequences that may be relevant to you in light of your personal circumstances.

Special note regarding forward looking statements.

   Some of the statements in this prospectus or incorporated by reference are forward-looking, including, without limitation, the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. In addition, all of the non-historical information herein is forward-looking. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors." These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

   The forward-looking statements included in this prospectus are based on, among other items, current assumptions that we will be able to meet our current operating cash and debt service requirements, that we will be able to successfully resolve disputes and other business matters as anticipated, that competitive conditions within the semiconductor, integrated circuit and custom diode assembly industries will not affect us materially or adversely, that we will retain existing key personnel, that our forecasts will reasonably anticipate market demand for our products, and that there will be no other material adverse change in our operations or business. Other factors that could cause results to vary materially from current expectations are discussed elsewhere in this prospectus. Assumptions relating to the foregoing involve judgments that are difficult to make and future circumstances that are difficult to predict accurately or correctly. Forecasting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our forecasts, which may in turn affect our results. Readers are cautioned against giving undue weight to any of our forward-looking statements.

                                USE OF PROCEEDS

   Our net proceeds from this offering will be approximately $50.3 million, based on an estimated public offering price of $26.875 per share and after deducting the estimated underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds are estimated to be $58.8 million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

   We anticipate using the net proceeds to us from this offering to:

  . repay all of the indebtedness outstanding under our bank credit agreement, approximately $39.5 million; and

  . provide funds for general corporate purposes, including capital expenditures and possible acquisitions.

   Our bank credit agreement requires us to use a portion of our net proceeds from this offering to repay all of our indebtedness under this agreement. In any event, we must repay our indebtedness under this agreement in full by March 2003. After repayment, the revolving portion of our bank credit agreement would continue to be available for our use. Indebtedness under our bank credit agreement accrues interest at variable rates. At April 2, 2000, the weighted average interest rate on our bank credit agreement borrowings was 8.70%. Amounts borrowed from the bank within the past twelve months were used to acquire LinFinity Microelectronics, Microsemi Microwave Products and Micro WaveSys, Inc.

   We currently have no agreements and are not in active negotiations with respect to any future acquisitions. Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term government securities or other investment grade interest-bearing obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is traded on the Nasdaq National Market under the symbol "MSCC." The following table sets forth the high and low closing prices at which our common stock has traded, as reported on the Nasdaq National Market.

                                                                 Price Range
                                                              ------------------
                                                                High      Low
                                                              -------- ---------
Fiscal Year Ended September 27, 1998
  1st Quarter................................................ $17 3/4  $13 7/8
  2nd Quarter................................................  22       15 1/2
  3rd Quarter................................................  16 1/2    9 15/16
  4th Quarter................................................  11 1/2    6 5/8

Fiscal Year Ended October 3, 1999
  1st Quarter................................................ $12 7/8  $ 7 3/8
  2nd Quarter................................................  12 3/4    7
  3rd Quarter................................................   9 7/8    7 1/4
  4th Quarter................................................  10 1/4    7 1/16

Fiscal Year Ending October 1, 2000
  1st Quarter................................................ $ 8 7/8  $ 6 11/16
  2nd Quarter................................................  48        8 7/16
  3rd Quarter (through May 19, 2000).........................  34 1/16  18 11/16

   On May 19, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $26.875 per share. There were approximately 465 record holders of our common stock as of October 3, 1999.

   We have not paid dividends in the last five years and have no current plans to do so.

                                 CAPITALIZATION

   The following table sets forth our unaudited cash and cash equivalents and capitalization as of April 2, 2000, as adjusted to give effect to our sale and issuance of 2,000,000 shares of common stock in this offering at an assumed price of $26.875 per share and application of our net proceeds from the sale. You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, all of which are included elsewhere in this prospectus.

                                                              April 2, 2000
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Cash and cash equivalents.................................. $  6,236  $ 17,030
                                                            ========  ========
Total debt, including current portion...................... $ 55,119  $ 15,619
                                                            --------  --------
Stockholders' equity:
  Common stock, $0.20 par value; authorized 20,000,000
   shares; 11,452,000 shares issued, actual; 13,452,000
   shares issued, as adjusted .............................    2,291     2,691
  Capital in excess of par value of common stock ..........   57,788   107,682
  Retained earnings........................................   35,721    35,721
  Accumulated other comprehensive loss.....................     (998)     (998)
                                                            --------  --------
Total stockholders' equity.................................   94,802   145,096
                                                            --------  --------
Total capitalization....................................... $149,921  $160,715
                                                            ========  ========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each of which is included in this prospectus. We derived the income statement data for the three years in the period ended October 3, 1999 and the balance sheet data as of September 27, 1998 and October 3, 1999 from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included in this prospectus. We derived the income statement data for the two years in the period ended September 29, 1996 and the balance sheet data as of September 30, 1995, September 29, 1996 and September 28, 1997 from our audited consolidated financial statements, which are not included in this prospectus. We derived the income statement data for the six months ended April 4, 1999 and April 2, 2000 and the balance sheet data as of April 2, 2000 from our unaudited consolidated financial statements, which are included in this prospectus, and the balance sheet data as of April 4, 1999 from our unaudited consolidated financial statements, which are not included in this prospectus. In the opinion of our management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such information. Our results of operations for the six-month period ended April 2, 2000 are not necessarily indicative of the results that we may achieve for the full fiscal year.

                                                  Fiscal Years Ended                         Six Months Ended
                          ------------------------------------------------------------------ ------------------
                          September 30, September 29, September 28, September 27, October 3, April 4,  April 2,
                              1995          1996          1997          1998         1999      1999      2000
                          ------------- ------------- ------------- ------------- ---------- --------  --------
Income Statement Data:
Net sales...............    $133,881      $157,435      $163,234      $164,710     $185,081  $ 78,908  $115,560
Cost of sales...........      97,331       114,300       117,274       117,425      144,211    57,702    84,833
                            --------      --------      --------      --------     --------  --------  --------
 Gross profit...........      36,550        43,135        45,960        47,285       40,870    21,206    30,727
                            --------      --------      --------      --------     --------  --------  --------
Operating expenses:
 Selling................       7,864         9,027         9,226        10,939       14,010     6,500     9,127
 General and
  administrative........      12,352        13,916        12,833        13,839       14,424     5,684     9,021
 Amortization of
  goodwill and
  intangible assets.....          63           221           221           516        1,395       570       903
 Research and
  development...........         755         1,020         1,161         1,532        4,002       755     5,075
 Acquired in-process
  research and
  development...........          --            --            --            --        1,950        --     2,510
                            --------      --------      --------      --------     --------  --------  --------
Total operating
 expenses...............      21,034        24,184        23,441        26,826       35,781    13,509    26,636
                            --------      --------      --------      --------     --------  --------  --------
Income from operations..      15,516        18,951        22,519        20,459        5,089     7,697     4,091
                            --------      --------      --------      --------     --------  --------  --------
Other income (expenses):
 Interest expense.......      (5,022)       (4,440)       (3,684)       (2,148)      (3,112)     (963)   (2,381)
 Other..................        (234)         (545)         (329)          (50)         (36)       50        22
                            --------      --------      --------      --------     --------  --------  --------
Total other (expenses)..      (5,256)       (4,985)       (4,013)       (2,198)      (3,148)     (913)   (2,359)
                            --------      --------      --------      --------     --------  --------  --------
Income before income
 taxes..................      10,260        13,966        18,506        18,261        1,941     6,784     1,732
Provision for income
 taxes..................       4,207         5,866         7,455         6,939          442     2,510       572
                            --------      --------      --------      --------     --------  --------  --------
Net income..............    $  6,053      $  8,100      $ 11,051      $ 11,322     $  1,499  $  4,274  $  1,160
                            ========      ========      ========      ========     ========  ========  ========
Earnings per share:
 Basic..................    $   0.79      $   1.03      $   1.30      $   1.05     $   0.13  $   0.38  $   0.11
 Diluted................    $   0.64      $   0.80      $   1.03      $   0.98     $   0.13  $   0.37  $   0.10
Shares used in per share
 calculation:
 Basic..................       7,659         7,828         8,493        10,735       11,131    11,337    11,019
 Diluted................      11,606        11,772        11,901        11,956       11,244    11,449    11,418

                          September 30, September 29, September 28, September 27, October 3, April 4,  April 2,
                              1995          1996          1997          1998         1999      1999      2000
                          ------------- ------------- ------------- ------------- ---------- --------  --------
Balance Sheet Data:
Cash and cash
 equivalents............    $  3,965      $  4,059      $  6,145      $  9,610     $  7,624  $  5,800  $  6,236
Working capital.........      45,714        49,556        55,813        57,063       43,050    53,924    44,627
Total assets............     103,534       113,014       135,194       145,088      181,601   144,012   191,465
Long-term debt..........      48,398        46,420        47,621        18,667       31,381    17,716    30,215
Stockholders' equity....      21,110        29,408        41,909        87,017       82,444    85,547    94,802

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   We are a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors. Our semiconductors manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify signals. Our products include individual components as well as complete circuit solutions that enhance our customers' end products by providing battery optimization, reducing size or protecting circuits. Our commercial products are used in dynamic high growth mobile connectivity applications, including mobile phones and handheld Internet devices, and broadband communications applications such as base stations, wireless LAN, cable and fiber optic systems. These high growth opportunities have emerged from our ongoing capabilities in designing and manufacturing semiconductors for military, satellite and medical applications.

   We were incorporated in 1960 and operated as a supplier of high reliability discrete semiconductor products to the military and aerospace markets. In the mid-1980's, we began to apply these capabilities to supply high reliability products to the implantable medical market. In 1987, we raised $40 million through the issuance of convertible debentures to fund internal growth and acquisitions in these markets. In recent years, we have made acquisitions and established alliances to enter the mobile connectivity and communications markets.

   In April 1999, we completed the acquisition of LinFinity Microelectronics, Inc., or LinFinity, a supplier of analog and mixed signal ICs for power management applications. In June 1999, we completed the acquisition of L3 Narda Microwave Semiconductor, a supplier of varactor tuning diodes which serves communications products OEMs. We now call this business Microsemi Microwave Products, or MMP. In February 2000, we completed the acquisition of the HBT Business Products Group of Infinesse, which facilitates our entry into the mobile handset power amplifier business. We call this business Micro WaveSys.

   Our sales are derived principally from sales of our semiconductor products to electronic systems OEMs. In fiscal year 1999, sales to our eighty largest customers accounted for 70% of our total revenues, and no single customer represented more than 6% of our total sales.

   We sell our products, through our direct sales force, manufacturers' representatives and distributors, to our domestic and international customers. We recognize revenues at the time of shipment. The evaluation and qualification cycle prior to the initial sale for our military, space and medical products may span up to a year or more, while the sales cycle for our other products is usually considerably shorter. Sales to customers for delivery outside the United States represented approximately 22%, 23% and 35% of net sales for fiscal years 1997, 1998 and 1999, respectively. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain facilities in or contract with significant operations in Thailand, the Philippines, Taiwan, Ireland, Hong Kong, India, Mexico and China.

   Our cost of sales consists of purchased products, materials, salaries and related expenses for manufacturing personnel, manufacturing overhead and warranty expense. We outsource a portion of our assembly and testing operations, and we conduct wafer fabrication, engineering, quality assurance, test and assembly at our domestic plants.

   Our gross profit margins vary among our product families. Our gross margins are generally lower for low cost commodity products. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices and our ability to reduce product costs.

   Selling expenses consist primarily of commissions paid to manufacturers' representatives, salaries and related expenses for personnel engaged in sales, marketing and field support activities and other costs associated with the promotion of our products. We intend to pursue aggressive selling and marketing campaigns. We expect that our sales and marketing expenses will increase in future periods.

   General and administrative expenses consist primarily of salaries and related expenses for administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase, in absolute terms, for the foreseeable future.

   Research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, the costs of developing prototypes and fees paid to consultants. We charge all research and development expenses to operations as incurred. Additionally, research and development acquired through acquisitions is charged to operations in the period the acquisition is completed. We believe that continued investment in research and development is critical to our long-term success. We expect that our research and development expenses will increase from present levels.

   The following table sets forth items included in selected income statement data as percentages of net sales.

                                       Fiscal Years Ended           Six Months Ended
                             -------------------------------------- ------------------
                             September 28, September 27, October 3, April 4,  April 2,
                                 1997          1998         1999      1999      2000
                             ------------- ------------- ---------- --------  --------
   Net sales...............      100.0 %       100.0 %     100.0 %   100.0 %   100.0 %
   Cost of sales...........       71.8          71.3        77.9      73.1      73.4
   Gross profit............       28.2          28.7        22.1      26.9      26.6

   Operating expenses:
     Selling...............        5.7           6.6         7.6       8.2       7.9
     General and
      administrative.......        7.9           8.4         7.8       7.2       7.8
     Amortization of
      goodwill and
      intangible assets....        0.1           0.3         0.8       0.7       0.8
     Research and
      development..........        0.7           0.9         2.2       1.0       4.4
     Acquired in-process
      research and
      development..........         --            --         1.1        --       2.2
     Total operating
      expenses.............       14.4          16.3        19.3      17.1      23.0
   Income from operations..       13.8          12.4         2.7       9.8       3.5

   Other income (expenses):
     Interest expense......       (2.3)         (1.3)       (1.7)     (1.2)     (2.2)
     Other.................       (0.2)           --          --       0.1        --
     Total other expenses..       (2.5)         (1.3)       (1.7)     (1.2)     (2.0)

   Income before income
    taxes..................       11.3          11.1         1.0       8.6       1.5
   Provision for income
    taxes..................        4.6           4.2         0.2       3.2       0.5
   Net income..............        6.8           6.9         0.8       5.4       1.0


Results of Operations for the Six Months Ended April 2, 2000 Compared to the Six Months Ended April 4, 1999

   The six months ended April 2, 2000 comprised 26 weeks, and the six months ended April 4, 1999 comprised 27 weeks.

   Net sales for the first six months of fiscal year 2000 increased $36.7 million to $115.6 million from $78.9 million for the first six months of fiscal year 1999. This increase was attributable primarily to higher sales of our power management and RF products to the mobile connectivity, telecommunications and computers/peripherals markets. The increase in sales for the first six months of fiscal year 2000 included $36.1 million from the LinFinity and MMP divisions, which we acquired in April and June of 1999, respectively.

   Gross profit increased $9.5 million to $30.7 million, or 26.6% of sales, for the first six months of fiscal year 2000 from $21.2 million, or 26.9% of sales, for the first six months of fiscal year 1999. The increase in gross profit was due to higher total sales. Gross profit for the first six months of fiscal year 2000 included $13.3 million from the LinFinity and MMP divisions. Gross profit for the first six months of fiscal 2000 (excluding LinFinity and MMP) decreased $3.8 million compared to the same period of the prior fiscal year. This decrease and the decline in gross profit percentage to 21.9% (excluding LinFinity and MMP) were due to lower capacity utilization and lower shipments in the space/satellite business at certain subsidiaries.

   Selling and general and administrative expenses increased $6.0 million to $18.1 million for the first six months of fiscal year 2000, compared to the corresponding period of the prior year. The increase was primarily due to the additions of LinFinity and MMP.

   Research and development for the first six months of fiscal year 2000 increased $4.3 million to $5.1 million from $0.8 million for the corresponding period of fiscal year 1999. The increase was due to higher spending to develop our power management and RF products for the mobile connectivity, telecommunications, medical and computers/peripherals markets.

   The charge for acquired in-process research and development of $2.5 million in the first six months of fiscal year 2000 was related to our acquisition of the assets of the HBT Business Products Group (now called Micro WaveSys, Inc.) of Infinesse Corporation in February 2000.

   Interest expense for the first six months of fiscal year 2000 increased by $1.4 million to $2.4 million due to increases in borrowings to finance the LinFinity and MMP acquisitions, as compared with the corresponding period in fiscal year 1999.

   Our effective income tax rates of 37.0% and 33.0% in the six months ended April 4, 1999 and April 2, 2000, respectively, were the combined result of taxes computed on consolidated income. The lower effective tax rate in the current year period is primarily attributable to adjustments to accrual rates, due in significant part to a higher proportion of income earned within lower tax rate jurisdictions.

Results of Operations for Fiscal Year 1999 Compared to Fiscal Year 1998

   Net sales for fiscal year 1999 increased $20.4 million to $185.1 million from $164.7 million for fiscal year 1998. Our total sales included $27.3 million from our LinFinity and MMP divisions, which we acquired in April and June 1999, respectively. Excluding sales from LinFinity and MMP, net sales for the 1999 fiscal year decreased $6.9 million compared to fiscal year 1998. During fiscal year 1999, the demand for space/satellite products was lower than in prior years; however, the decrease was partially offset by an increase in other commercial products.

   Gross profit decreased $6.4 million to $40.9 million for the 1999 fiscal year from $47.3 million for the prior year. Gross profit in fiscal year 1999 included $8.5 million from the LinFinity and MMP divisions. As a percentage of sales, gross profit decreased to 22.1% for fiscal year 1999 from 28.7% for fiscal year 1998. The decrease was due to change of product sales mix, with lower sales of space/satellite products, which typically have higher margins than other commercial products, the effects of pricing pressure and lower utilization of plant capacity. Gross profit was also adversely affected by a $6.0 million inventory charge to cost of sales. The charge was made because of reductions in estimates of utilization and realizable value of certain inventories which resulted from recent changes in market conditions and customer requirements. We have experienced heightened competition and commercialization of our military business, lower demands for our commercial space/satellite products and recent initiatives by space/satellite customers to use lower cost parts in their programs.

   Selling and general and administrative expenses increased $3.6 million to $28.4 million for fiscal year 1999 compared to $24.8 million in fiscal year 1998. The increase was primarily due to the addition of the LinFinity and MMP divisions and two design centers located in San Jose and San Diego, California.

   Research and development increased $2.5 million to $4.0 million for fiscal year 1999 compared to $1.5 million in fiscal year 1998. The increase was primarily due to our acquisition of LinFinity in April 1999.

   The charge for acquired in-process research and development of $2.0 million was also related to our LinFinity acquisition.

   Interest expense increased $1.0 million to $3.1 million for fiscal year 1999 from $2.1 million in fiscal year 1998, due to increases in borrowings to finance our acquisitions.

   Our effective income tax rates of 23% and 38% for fiscal years 1999 and 1998, respectively, were the combined results of taxes computed on foreign and domestic income. The decrease in our fiscal year 1999 effective tax rate was primarily attributable to changes in the proportion of income earned within various taxing jurisdictions and the tax rates applicable to such taxing jurisdictions, the benefit of a foreign sales corporation and the benefit of tax credits.

Results of Operations for Fiscal Year 1998 Compared to Fiscal Year 1997

   Net sales for fiscal year 1998 increased $1.5 million to $164.7 million, from $163.2 million for fiscal year 1997. The increase in sales was primarily due to our acquisition of BKC Semiconductors, Inc., or BKC, partially offset by our sale of General Microcircuits, Inc., or GMI. We acquired BKC and Power Products Corporation, or PPC, in fiscal year 1998. We also sold GMI in fiscal year 1998. Total sales included $16.0 million generated by GMI, PPC and BKC in fiscal year 1998. Revenues generated by GMI in fiscal year 1997 were $13.5 million. During fiscal year 1998, the demand for commercial space products was lower than in prior years; however, the decrease was partially offset by an increase in other commercial products and military sales.

   Gross profit increased $1.3 million to $47.3 million for fiscal year 1998 from $46.0 million for the prior fiscal year due to higher sales. As a percentage of sales, gross profit increased to 28.7% for fiscal year 1998 from 28.2% for fiscal year 1997. The increase was primarily due to higher gross profit from PPC and BKC sales compared to lower gross profit for GMI sales in fiscal year 1997.

   Selling and general and administrative expenses increased $2.7 million to $24.8 million for fiscal year 1998 compared to $22.1 million in fiscal year 1997. The increase was primarily due to the addition of PPC and BKC, partially offset by the decrease in selling and general and administrative expenses resulting from the sale of GMI in December 1997.

   Research and development expenses increased $0.3 million to $1.5 million for fiscal year 1998 compared to fiscal year 1997.

   Interest expense decreased $1.6 million to $2.1 million for fiscal year 1998 from $3.7 million in fiscal year 1997, due to lower borrowings, principally due to the conversions of debentures and notes payable into shares of common stock.

   Our effective income tax rates of 38% and 40% for fiscal years 1998 and 1997, respectively, were the combined results of taxes computed on foreign and domestic income. The decrease in our fiscal year 1998 effective tax rate was primarily attributable to expected changes in the proportion of income earned within various taxing jurisdictions and the tax rates applicable to such taxing jurisdictions.

Liquidity & Capital Resources

   Net cash provided by operating activities was $15.6 million, $12.6 million and $16.1 million for fiscal years 1997, 1998 and 1999, respectively. The increase in cash provided by operating activities in 1999 compared to 1998 was primarily attributable to increases in non-cash charges for depreciation, inventories and acquired in-process research and development. The decrease in cash provided by operating activities in 1998 compared to 1997 was primarily attributable to increases in inventories and a decrease in accounts payable.

   Net cash provided by operating activities was $3.2 million and $11.7 million for the first six months of fiscal years 1999 and 2000, respectively. The increase in cash provided by operating activities in fiscal year 2000 compared to fiscal year 1999 was primarily attributable to non-cash charges for depreciation, acquired in-process research and development, and changes in accounts receivable, inventories, other assets, accrued liabilities and income taxes payable.

   Net cash used in investing activities was $11.3 million, $15.6 million and $40.3 million in 1997, 1998 and 1999, respectively. The increase in fiscal year 1999 compared to fiscal year 1998 was primarily due to our acquisitions of LinFinity and MMP. The increase in fiscal year 1998, compared to fiscal year 1997, was primarily due to the acquisition of BKC, partially offset by the sale of GMI.

   Net cash used in investing activities was $2.3 million and $6.9 million for the first six months of fiscal years 1999 and 2000, respectively. The increase was primarily due to increased purchases of property and equipment and the Micro WaveSys acquisition.

   Net cash provided by financing activities in 1999 was $6.7 million and $22.3 million for fiscal years 1998 and 1999, respectively. Net cash used in financing activities was $2.2 million in fiscal year 1997. The net cash provided by financing activities in fiscal years 1999 and 1998 was proceeds from bank loans to finance acquisitions, partially offset by payments of our debt. The net cash used in financing activities in fiscal year 1997 was primarily a result of payments on our debt.

   Net cash used in financing activities was $4.6 million and $5.6 million for the first six months of fiscal years 1999 and 2000, respectively. The net cash used in financing activities in the first six months of fiscal year 1999 was primarily a result of our repurchases of our common stock. The net cash used in financing activities in the first six months of fiscal year 2000 was primarily a result of payments on our debt, partially offset by proceeds received from exercises of stock options.

   Our operations in fiscal year 1999 and in the six months ended April 2, 2000, were funded with internally generated funds and borrowings under our revolving line of credit, which expires in March 2003. Under this line of credit, we can borrow up to $30.0 million. As of April 2, 2000, $13.5 million was borrowed, $4.4 million was utilized under an outstanding letter of credit and $12.1 million was available under this credit facility. At April 2, 2000, we had $6.2 million in cash and cash equivalents.

   In June 1999, we finalized a lease agreement for a building located in Santa Ana, California. The lease requires a current rental payment of $23,217 per month. This transaction was recorded as a purchase at the present value of the lease payments.

   In February 2000, we acquired certain assets of the HBT Products Group of Infinesse Corporation for cash of $1.5 million, common stock of the Company and debt of $4.5 million. We now call this business Micro WaveSys. Of a total
1,000 authorized shares, we own 800 shares of Micro WaveSys; another 100 shares are owned by Infinesse Corporation; and there are 100 shares reserved for future option grants.

   Based upon information currently available, we believe that we can meet our current operating cash and debt service requirements with internally generated funds together with available borrowings.

Recently Issued Accounting Standard

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will become effective for us in fiscal year 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. We do not expect SFAS 133 to materially affect our financial position or results of operations.

                                    BUSINESS

   We are a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors. Our semiconductors manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify signals. Our products include individual components as well as complete circuit solutions that enhance our customers' end products by providing battery optimization, reducing size or protecting circuits. Our commercial products are used in dynamic high growth mobile connectivity applications, including mobile phones and handheld Internet devices, and broadband communications applications such as base stations, wireless LAN, cable and fiber optic systems. These high growth opportunities have emerged from our ongoing capabilities in designing and manufacturing semiconductors for military, satellite and medical applications. Our diverse customer base includes Motorola, Lockheed Martin, Seagate, Mitsubishi, Guidant, Samsung, Medtronic, Boeing, Palm, Dell and Compaq.

Industry

   We serve several end markets of the semiconductor industry. These end markets include battery-operated products, communications and Internet infrastructure, and military and aerospace. Battery-operated products include portable digital assistants (PDAs), mobile phones, portable or implantable medical equipment, hearing aids, notebook computers and wireless web tablets. These products demand semiconductor solutions that extend battery life, operate at high speed and provide small size, high reliability and complex power functions. Communications and Internet infrastructure includes networking, fiber optic communications and base stations that require high speed and high bandwidth products.

   The major drivers for these markets include:

  . Growth in wireless Internet connectivity and wireless broadband systems (W-CDMA, IMT-2000, CMDA2000). The build out of multiple wireless broadband systems increases the need for multiple semiconductor solutions in both base stations and mobile handsets. These systems also have the ability to transmit data at higher rates enabling additional services such as mobile Internet connectivity and other data applications.

  . Growth in sales of mobile phones. According to Strategies Unlimited, unit sales of mobile phones are expected to grow approximately 25% on a compound annual basis from 1998 through 2004. Manufacturers continue to increase the breadth of services available and to reduce the size of their mobile phones. These factors, combined with lower cost wireless service, increase the demand for mobile phones.

  . Growth in consumer demand for highly sophisticated multipurpose handheld devices. PDAs and wireless web tablets are allowing consumers to conveniently take computing with them wherever they travel. According to International Data Corporation, the demand for PDAs is expected to grow approximately 27% on a compound annual basis from 1998 through 2003.

  . New and emerging wireless or battery-operated applications. Improvements in semiconductor technologies have created opportunities for other mobile industrial and commercial applications, such as portable medical diagnostic equipment, point-of-sale readers and electric vehicles.

  . The convergence of voice, video, and data transmission. As voice, video and data converge into one digital stream, the demands placed on traditional and emerging transmission systems will change. Service providers and equipment manufacturers are looking to modify and supplement existing infrastructures to address these new demands. Specialized semiconductors, used to increase switching speeds, handle high power levels and sense multiple optical wavelengths, will enable the expansion of additional functionalities over the current infrastructure.

   The military and aerospace markets have similar needs for high reliability semiconductor products to address high performance applications. In these markets, customers generally have the most stringent requirements for product robustness and reliability due to their respective end uses, for example in electronic systems of satellites, missiles and aircraft.

Our Solutions

   We offer leading products combining innovative semiconductor design, process and product packaging solutions that are optimized for a given application utilizing our system engineering expertise. Many of our customers produce or develop products in mobile connectivity, communication infrastructure and computers/peripherals. We first developed our technology and expertise for military and aerospace, satellite, communications and implantable medical applications. We have created innovative product solutions that we believe increase efficiency and play time, reduce component size and costs, enable high speeds, provide high reliability and robustness, reduce power consumption or offer other increased functionality relative to competing products in the marketplace today.

   We categorize our product solutions into four general groups:

  . Power Management. Our power management semiconductors are used to route, control and manage power efficiently as it is delivered to subsystems. Our devices typically will perform a circuit function in place of alternatives that use multiple components.


  . RF/Microwave and Opto Electronic. Our RF/microwave and opto electronic semiconductors are used to assist the transmission or reception of wired, wireless, fiber optic and RF signals. Our devices are used in both wired and wireless systems, which typically operate at frequencies greater than 150MHz, usually at 500 to 900MHz for land mobile radio, 1.7 to 1.9GHz for digital PCS, 2.4 to 2.5GHz for BlueTooth-enabled technology, 5.2 to 5.7GHz for wireless LAN, and from 28 to 31GHz for LMDS.


  . Transient Protection. Our transient protection semiconductors are designed to protect sensitive integrated circuits from all types of transient threats, ranging from electrostatic discharge to induced lightning. Our voltage-clamping devices quickly absorb large amounts of energy for short periods of time.


  . Power Conditioning. Our power conditioning semiconductors are used in the rectification and switching of raw electrical power. Our diodes, zeners, transistors and MOSFETs are used to condition raw AC or DC power for use by power management devices.


Our Strategy

   Our goal is to expand our leading position as a supplier of technologies for the high growth wireless, handheld mobile connectivity, medical and fiber optic markets. Our strategy has the following key elements:

  . Provide System-Engineered Product Solutions. We continue to identify and solve circuit and application problems with innovative circuit and process technologies for power management, RF/microwave and opto electronic, transient protection and power conditioning. In power management our existing application-specific standard products, such as our RangeMAX line of LCD Lamp Drivers, give us a competitive advantage in power management, size, efficiency and cost effectiveness. Color PDAs, notebooks, in-flight entertainment, AutoPC and wireless web tablets are examples of the end applications that benefit from these features.


  . Leverage and Enhance Expertise in Innovative Package Technologies. We intend to continue our development of packaging technologies that improve the performance of semiconductor devices. Our proprietary technologies enable us to meet demanding industry requirements for significant size reduction and battery optimization. Our packaging expertise is applied to developing application specific solutions that enhance our existing and future silicon and compound technology product solutions. Our Powermite family of products for mobile phone applications is at least 30% smaller than today's alternative solutions, while having at least the same power handling capability.

  . Pursue Strategic Technology Acquisitions and Alliances. We intend to expand our production capacity, new product development, process technologies, industry expertise and customer base through acquisitions and alliances. In recent years we have accelerated and supplemented our internal growth in commercial markets through key acquisitions of and alliances with companies that are leaders in the wireless, computing and mobile connectivity markets. Examples of this strategy include our acquisition of LinFinity, which provided us with expertise in managing light, sound and power for computers and peripherals, and our alliance with Advanced Power Technology, which expanded our implantable medical product portfolio.


  . Develop New Process Technologies for High Growth Markets. We intend to leverage our core competencies in silicon semiconductor processes to develop process technologies in advanced compound semiconductors. We are currently developing compound semiconductors, such as gallium arsenide, indium gallium phosphide, silicon germanium, indium gallium arsenide phosphide and silicon carbide to develop products that have superior performance characteristics versus silicon in wireless, broadband cable and fiber optic systems.


  . Leverage Internal and External Manufacturing Capability. We have strong internal manufacturing capability as well as access to numerous merchant market foundries and contract manufacturers. As a result we are able to optimize the manufacturing model for a given product, end market or application.


Strategy in Action

   The following examples illustrate the effective implementation of our strategy:

  . Development of a Key Product Solution for Palm IIIC and Other PDAs. We are a manufacturer of pulse width modulator (PWM) integrated circuits used to vary electric pulses to control the speed of an electric motor. We are a leader in supplying PWMs to military applications as our products are capable of withstanding extreme temperatures and delivering power more efficiently than competitive products. These products were developed initially to serve military motor control applications in tanks, planes and missiles. We recently modified this product technology to vary electric pulses to Cold Cathode Fluorescent Lamps that light TFT Color LCD Displays (or flat panel displays) in consumer applications. Our product solution, called RangeMAX, is a system-engineered technology that optimizes display efficiency, offers full-range lamp dimming and extends working temperature range. Today, the RangeMAX is used by companies such as Palm Computing in their handheld Palm IIIC color PDAs and by Ford Visteon in their Auto PC multimedia and navigational computers.

  .  Development of Powermite PIN Diode for Consumer Two-Way Radio
     Products. We are a leading supplier of products used to detect radiation. Our devices, called PIN diodes, are used in sensing the potentially damaging effects of radiation and turn military electronic systems on or off. We modified this product technology for use in a similar sensing circuit required in military mobile communications where it switched high power radio antennas from transmit to receive. We enhanced the product offering by combining our chip used in the radiation detector with our patented high density Powermite packaging technology. By doing so, we developed a "must have" product solution for handheld consumer mobile radios that require the power of a military radio antenna in a fraction of the size. Today, companies such as Motorola, Research in Motion, Maxon and Yaesu use Powermite PIN Diodes in their handheld consumer mobile radios and two-way pagers. To complement this product offering and to build on our success in this end market, we signed an agreement with Motorola's Semiconductor Components Group (which later became ON Semiconductor L.L.C.) in December 1999 to provide additional RF transistor products that are used to generate the RF transmission signal.

  . Development of Undersea Fiber Optic Repeater Products. We have been a major supplier to global wireless satellite communication programs such as Teledesic, ICO and GlobalStar. We identified fiber optic systems as having similarly stringent demands for product quality, reliability and lifecycle. We supply transient protection devices, high voltage diodes or opto couplers to Alcatel Submarine Networks, Tyco, Pirelli Lightwave Transmission Systems and Mitsubishi Electric for undersea fiber optic repeater networks. With our recent acquisition of the Micro WaveSys business, we are adding photo-detectors for this market.

Products

   We categorize our broad product solutions into power management, RF/microwave and opto electronic, transient protection and power conditioning. Significant product families from each category are represented below.

  Power Management Products

  . RangeMAX Backlight Control Integrated Circuits (ICs). These devices control the power that lights lamps in handheld and desktop liquid crystal displays (LCDs). Our patented technology extends dimming range, saves power and reduces the size of backlight modules. We have developed specific versions for automotive, computing and handheld applications.

  . Class D (Digital) Audio Products. Class D Audio amplifier ICs are used in energy conscious applications where heat dissipation and high fidelity sound are important. This product line is based on our proven PWM technology, which creates a high power amplifier without the need for heatsinks. This product is ideal for portable audio and automotive audio applications. Our system engineers have extensive expertise in optimizing battery efficiency and are developing low power versions of these amplifiers in order to serve the hearing aid market.

  . Low Drop Out (LDO) Regulators. These devices are primarily used to efficiently step down voltages from a power source to the voltages required to run a microprocessor and associated circuitry. These devices integrate, into one system-engineered solution, the functions of numerous discrete components. Our success with these products has been primarily in notebook and desktop computers where the integration provided by these products reduces board-level cost as compared with discrete component solutions.

  . Small Computer Standard Interface (SCSI) Terminators. These integrated circuits provide industry standard connectivity for cables used between computing devices and their peripheral devices such as printers, scanners and keyboards. They match the data rates established to allow simple interconnection of computing hardware. We offer a broad range of single and dual termination devices that meet the SCSI specifications.

  . Battery Bypass Modules for Satellites. We have developed an industry standard concept for bypassing faulty satellite batteries while in orbit. Our patented concept eliminates the need for cooling systems, which reduces overall satellite weight and lowers launch cost. The device, which uses a semiconductor element to create a permanent mechanical battery shut off switch in a weightless environment, is used by most next generation satellite programs.

  . Implantable Cardio Defibrillator Phase Modules. We have provided individual components to the implantable cardio pacemaker and defibrillator market for more than 15 years. Using our extensive knowledge of the system requirements, including circuit topologies and innovative packaging, we are now offering functional blocks to defibrillator manufacturers. These manufacturers are increasingly relying on component manufacturers to provide solutions. Pacemakers and defibrillators are required to last as long as seven to ten years while implanted in the human body.

   RF/Microwave and Opto Electronic Products

  .  Indium Gallium Phosphide (InGaP) Hetero Junction Bipolar Transistor
     (HBT) Power Amplifiers. These devices are monolithic high frequency integrated circuits that are used to amplify wireless signals. We added this product group with our acquisition of the Micro WaveSys business. This subset of products is typically known as radio frequency integrated circuits (RFICs). Our expertise in this area is in the development of these high frequency devices used in mobile phones. A combination of design and process expertise will allow us to provide these products to 3G wireless handset manufacturers.

  . Power PIN Diodes. PIN Diodes are used most commonly to switch high frequency signals. They are typically used in antenna "transmit/receive" applications where they act as the switch that flips back and forth between transmit and receive for full duplexing communication. Our high power PIN diodes allow mobile radio manufacturers to incorporate these functions into a small package size.

  . RF Power Transistors. RFICs and advanced composite semiconductor materials were developed to allow mobile phone and radio manufacturers to transmit signals above 1GHz with higher reliability and lower power consumption. There are several other radio applications that require much lower frequency devices that take advantage of the low cost of silicon based structures. Our RF power transistors are silicon devices used in low frequency mobile radio, portable phone and base station applications.

  . Opto Electronic Products. These products are typically used to isolate low voltage from high voltage circuits or to convert light to electrical signals. We have developed a line of opto couplers (photo sensing elements coupled with a switching element such as a transistor or SCR), photo voltaic arrays (photo sensing circuits that outputs a high voltage), and photodetectors (circuits that sense different wavelengths of light). We supply silicon-based opto electronic products and are now diversifying our products into compound semiconductor versions for high speed fiber optic applications.

   Transient Protection Products

  . Transient Voltage Suppressor (TVS) Arrays. We have taken our IC packaging expertise acquired with our acquisition of LinFinity and used it to offer multiple individual TVS devices into one package. System engineers have opted to use one device that houses two to four dice per package as opposed to individually packaged components that consume more circuit board space. Our breadth of TVS offering and packaging expertise has positioned us to be a leader in this sector of the market.

  . Universal Serial Bus (USB) and Gigabit Ethernet Products. These devices are a subset of our TVSArray products and protect communication ICs used in high speed communications applications. Our devices can allow transmission speeds far in excess of available bandwidth today and allow designers to integrate TVS functions without impeding system performance.

  . TVS Lightning Protection Modules. These products combine as many as 50 TVS devices into one integrated module. These modules are designed to handle extremely large currents induced by direct lightning strikes or power surges induced by nearby strikes. The main application for our high reliability products in this group is protection of avionics electronics.

  . Pacemaker Protection Products. This product group combines two technologies, TVS and Thyristors, into an integrated solution called a Thyristor Surge Protection Device. These devices are designed to protect implanted electronics from destruction during external defibrillation. These devices allow implantable device manufacturers to reduce this portion of the circuit by as much as 50%. In implantable electronics, device size is a key factor in selecting products.

   Power Conditioning Products

  . Rectifiers. Rectifiers conduct electricity in one direction and block it in the "reverse" direction. They are used to convert AC into DC which is used to power electronic equipment. The current carried over power lines and into homes, offices and factories is alternating current; however, most electronic equipment requires direct current to operate. We offer a wide selection of rectifier products including bridge rectifiers, fast efficient rectifiers, glass-passivated rectifiers, plastic rectifiers and Schottky rectifiers.

  . Small Signal Diodes. Small signal diodes perform various functions such as signal blocking, routing and switching at lower current levels. These components are used in a variety of products, including telecommunications equipment, personal computer motherboards, power supplies and consumer electronics.

  . Small Signal Transistors. Small signal transistors provide amplification and switching functions. These products provide the critical signal switching and amplification functions that are essential to most modern electronic systems.

  . Zener Diodes. Zener products are used in a wide variety of specialized functions for complex electronic circuits. These devices are used as voltage regulators, voltage reference and voltage suppressors against electrostatic discharge threats.

  . Power Metal Oxide Silicon Field Effect Transistors (MOSFETs). MOSFETs provide voltage controlled efficient switching functions that are essential in battery powered applications. We have established alliances with Advanced Power Technology and Intersil Corporation to offer these products.

Markets and Customers

   We maintain a diversified customer base in the markets we serve. No single customer accounted for more than 6% of our revenue in fiscal year 1999. Outlined in the table below are our end markets, end applications and major customers.


        End Markets                End Applications                 Major Customers
------------------------------------------------------------------------------------
   Mobile Connectivity          Mobile Phones                       Motorola
                                Web Tablets                         Samsung
                                PDAs                                Mitsubishi
                                Pagers                              Palm
                                Mobile Radios

------------------------------------------------------------------------------------

   Telecommunications           Fiber Optic Repeaters               Alcatel
                                Base Stations                       Ericsson
                                Routers/Hubs                        Nokia
                                Telecom Switches                    Nortel

------------------------------------------------------------------------------------

   Computers/Peripherals        Notebook Computers                  Compaq
                                Desktop Computers                   Dell
                                Modems                              Seagate
                                USB Peripherals                     Gigabyte
                                Hard Drives

------------------------------------------------------------------------------------

   Industrial/Commercial        Power Supplies                      Magnetek
                                Generators                          Delco
                                Welders                             Mercury Marine
                                Automotive                          Lucent

------------------------------------------------------------------------------------

   Military/Aerospace           Avionics                            Lockheed Martin
                                Missiles                            Boeing
                                Radar                               Honeywell
                                Communications                      Raytheon

------------------------------------------------------------------------------------

   Space/Satellite              Solar Panel Protection              Lockheed Martin
                                Battery Bypass Switches             Boeing
                                Power Distribution                  Tecstar
                                Launch Vehicles                     Bosch
                                Communications

------------------------------------------------------------------------------------

   Medical                      Pacemakers                          Medtronic
                                Defibrillators                      Guidant
                                Hearing Aids                        St. Jude Medical
                                Medical Imaging                     GE Medical


   Our products are marketed through our direct sales force and domestic electronic component sales representatives to original equipment manufacturers. We employ industrial distributors to service our customers' needs for standard catalog products. For fiscal year 1999, our domestic shipments accounted for approximately 65% of sales, of which sales representatives and distributors accounted for approximately 30% and 24%, respectively. We have nine domestic and three international direct sales offices in metropolitan areas. Shipments to customers for delivery outside the United States accounted for approximately 35% of fiscal year 1999 sales.

Research and Development

   We believe that timely development and introduction of new products are essential to maintaining our competitive position. The principal focus of our research and development activities has been to improve processes and to develop product solutions for high growth markets. We currently conduct most of our product development efforts in-house. We also employ outside consultants in order to expand our product design capabilities.

   We incurred expense of approximately $1,161,000, $1,532,000 and $4,002,000, in fiscal years 1997, 1998 and 1999, respectively, for research and development, none of which was customer sponsored.

   During fiscal year 1999, we expended approximately $2,611,000 to develop new products for computing, wireless and medical applications. In these applications, we focus our product development on solutions for next generation handheld computing and mobile connectivity devices as well as implanted medical products. We have expanded our design engineering base from two to more than 30 experienced analog/mixed signal design engineers in the last year to address these fast growing markets.

   In the satellite and military and aerospace markets minimal amounts (less than 2% of the total revenues) are spent on research and development. Most of the research and development expenditures for these markets are targeted at cost reduction initiatives.

Manufacturing Facilities

   Our principal manufacturing operations are located in Santa Ana and Garden Grove, California; Broomfield, Colorado; Scottsdale, Arizona and Watertown, Massachusetts. Each facility operates its own wafer processing, assembly, testing and screening departments. The following table lists our facilities.

                                              Sq.        ISO
    MSCC Division            Location        Feet   Certifications              Type
----------------------  ------------------- ------- -------------- ------------------------------
Corporate Headquarters  Santa Ana, CA       123,000    ISO9001     Manufacturer/Wafer Fab
Microsemi LinFinity     Garden Grove, CA    115,000    ISO9001     Manufacturer/Wafer Fab/Fabless
Microsemi Scottsdale    Scottsdale, AZ      139,000    ISO9001     Manufacturer/Wafer Fab
Microsemi Chatsworth    Chatsworth, CA       15,000                Sales Office
Microsemi Colorado      Broomfield, CO      110,000    ISO9001     Manufacturer/Wafer Fab
Microsemi PPC           Riviera Beach, FL    41,000    ISO9001     Manufacturer/Wafer Fab
Microsemi RF Products   Montgomeryville, PA  20,000                Manufacturer/Wafer Fab
Microsemi Watertown     Watertown, MA       168,000    ISO9001     Manufacturer/Wafer Fab
Microsemi Microwave
 Products               Lowell, MA           47,000                Manufacturer/Wafer Fab
Micro Power Products    Carlsbad, CA          6,000                Design Center/Fabless
Microsemi Europe        Ennis, Ireland       80,000    ISO9002     Assembly
Microsemi Bombay        Bombay, India        40,000                Assembly
Microsemi Hong Kong     Hong Kong, P.R.C.    38,000    ISO9002     Assembly

Competition

   We encounter differing degrees of competition for our various products, depending upon the nature of the product and the particular market served. Generally, the semiconductor industry is highly competitive and subject to price erosion, and many of our competitors are larger companies with greater financial resources. We believe that we are distinguished from our competitors by our comprehensive line of products and our ability to combine these products into compact, cost-effective packages and system-level solutions. We compete on the bases of breadth of product line, quality, price, reliability, service (including technical advice and support), overall performance of the products and the delivery time to the customer. Some of our current major competitors are Motorola, Inc., Dallas Semiconductor Corporation, General Semiconductor, Inc., National Semiconductor Corporation, Texas Instruments, Inc., Philips Electronics, ON Semiconductor, L.L.C., Fairchild Semiconductor Corporation, Micrel Incorporated, International Rectifier Corporation, Semtech Corporation, Linear Technology Corp., Alpha Industries, Inc., Diodes,

Inc., Vishay Intertechnology, Inc. and its subsidiary Siliconix Incorporated. Some of our competitors in developing markets are Triquint Semiconductor, Inc., Mitel Corporation, RF Micro Devices, Inc., Conexant Systems, Inc., Anadigics, Inc. and Alpha Industries, Inc. We expect intensified competition from existing competitors and new entrants.

Employees

   On April 2, 2000, we employed 1,845 persons domestically including 151 in engineering, 1,443 in manufacturing, 122 in marketing and 129 in general management and administration. Additionally, we employ an aggregate of 555 persons in our international operations. None of our employees are represented by a labor union. We have not experienced a work stoppage, and we believe our employee relations are good.

Environmental Regulation

   While we believe that we have the environmental permits necessary to conduct our business and that our operations conform to present environmental regulations, increased public attention has been focused on the environmental impact of semiconductor operations. In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws; and therefore, we are subject to regulations related to the use, storage, discharge and disposal of the materials. The risk of accidental release of such materials cannot be completely eliminated. Along with the rest of the semiconductor industry, we are subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. We may be required to incur costs to comply with current or future environmental laws or regulations, and our operations, business, or financial condition could be adversely affected by such requirements.

   In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by one of our subsidiaries had filed suit against the subsidiary and other parties, claiming that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with former owners of the manufacturing facility, agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used at the facility are present in soil and groundwater on the subsidiary's property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with three former owners of this facility whereby the former owners agreed to reimburse us for $530,000 of past costs, assume responsibility for 90% of all future clean-up costs, and indemnify and protect us against any and all third-party claims relating to the contamination of the facility. State and local agencies in Colorado are reviewing current data and considering study and cleanup options, and it is not yet possible to predict costs for remediation. In the opinion of management, the final outcome of the Broomfield, Colorado environmental matter will not have a material adverse effect on our financial position or results of operations.

   In addition, we operate or own other facilities located on or near real properties that formerly were, or might have been, used in ways that involved toxic and hazardous materials. In the event of a violation of environmental laws, we could be held liable for damages and the costs of remediation.

Legal Proceedings

   We are involved in various pending or threatened litigation matters arising out of the normal conduct of our business, including those relating to commercial transactions, contracts and environmental matters. In the opinion of management, the final outcome of these matters will not have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

   The following table sets forth the name, age and position of each of our executive officers and directors and certain key employees as of March 31, 2000.

 Name                  Age Title
 ----                  --- -----
 Philip Frey, Jr.       72 Chairman of the Board, President and Chief Executive
                           Officer

 David R. Sonksen       54 Vice President-Finance, Chief Financial Officer,
                           Treasurer and Secretary

 Lane Jorgensen         58 Vice President and General Manager of Microsemi
                           Santa Ana

 Harold R. McKeighan    57 Vice President and General Manager of Microsemi
                           Scottsdale

 James J. Peterson      44 Vice President and General Manager of LinFinity

 James R. Shiring       59 Vice President, East Coast Operations

 Angelo Santamaria      37 Vice President and General Manager of Microsemi
                           Watertown

 James M. Thomas        62 Vice President Human Resources

 Andy T.S. Yuen, Ph.D.  47 Vice President International Operations

 Manuel F. Lynch        32 Director of Worldwide Marketing and Business
                           Development

 Ronald Courtois        48 Vice President and General Manager of MicroPower
                           Products Division

 Michael E. Kim, Ph.D.  54 Vice President and General Manager of Micro WaveSys

 Brad Davidson          44 Director

 H.K. Desai             54 Director

 Martin H. Jurick       62 Director

 Robert B. Phinizy      73 Director

 Joseph M. Scheer       73 Director

Executive Officers

   Philip Frey, Jr. has served as our Chairman of the Board since 1987 and President and Chief Executive Officer since 1971.

   David R. Sonksen has served as our Vice President-Finance, Chief Financial Officer, Treasurer and Secretary since 1986. Prior to joining us, he was Vice President and Controller of Western Digital from 1981 to 1986.

   Lane Jorgensen has served as our Vice President and General Manager of Microsemi Santa Ana since 1992. Prior to joining us, he was President of ST Semiconductor from 1986 to 1992. Prior to that he held management positions with TRW Semiconductor and Corning Glass.

   Harold R. McKeighan has served as our Vice President and General Manager of Microsemi Scottsdale since 1985 and in 1987 also assumed responsibility for Microsemi Colorado. Prior to 1985, he held various management positions with us.

   James J. Peterson has served as our Vice President and General Manager of LinFinity since 1999. Prior to joining us, he was President of LinFinity Microelectronics from 1997 to 1999 (when we acquired LinFinity); he served as Vice President of Sales of LinFinity Microelectronics from 1996 to 1997 and Senior Vice President, Worldwide Sales & Corporate Communications of Texas Instruments Storage Products Group-Tustin from 1984 to 1996.

   James R. Shiring has served as our Vice President, East Coast Operations since 1998. Prior to joining us, he was President of BKC Semiconductors Inc. from 1996 to 1998 (when we acquired BKC). Prior to that he was Managing Director, European Operations of CP Clare Corporation from 1982 to 1995.

   Angelo Santamaria has served as our Vice President and General Manager of Microsemi Watertown since 1997. Prior to assuming his present position, he served as Operations Manager from 1995 to 1997. He started in 1985 as a process engineer with the SPD division of Unitrode Corporation, which we acquired in 1992.

   James M. Thomas has served as our Vice President Human Resources since 1989 and he was Director of Human Resources from 1981 to 1989. Prior to 1981, he worked in human resource positions at Silicon Systems.

   Dr. Andy T.S. Yuen has served as our Vice President International Operations since 1989 and previously was manager of our Hong Kong and Bombay facilities from 1976 to 1989.

Key Employees

   Manuel F. Lynch has served as our Director of Worldwide Marketing and Business Development since 1997. Prior to that he was our Director of Sales from 1996 to 1997 and Manager of Information Systems and marketing communications from 1995 to 1996. Prior to joining us, he was Director of Marketing Communications for Solid State Devices, Inc. from 1990 to 1995.

   Ronald Courtois has been Vice President and General Manager of our MicroPower Products Division since 1999. He was a private consultant from 1998 to 1999. He was Vice President and General Manager of Mitel Semiconductor's Medical ASIC business (previously operated as ABB HAFO) from 1990 to 1998. From 1980 to 1990, Mr. Courtois held various sales and marketing management positions with TRW's LSI Products Division, a maker of high performance analog and digital integrated circuits.

   Dr. Michael E. Kim has been the Vice President and General Manager of our Micro WaveSys business since its formation in February 2000. This business is based on the RFIC business group from Infinesse Corp. (which was acquired by Microsemi in February 2000), which was developing voice/data systems and GaAs HBT RFIC components for commercial wireless applications. Prior to co-founding Infinesse Corp., Dr. Kim worked at TRW from 1983 to 1992, where he led their development efforts in GaAs HBT ICs. In addition, from 1978 until joining TRW, he worked with Rockwell International Science Center in compound semiconductor process development. Dr. Kim received his Ph.D. in Electrical Engineering and Computer Science from M.I.T. in 1977.

Directors

   Brad Davidson has been a director since 1984. Mr. Davidson has also been President of Securities Pricing and Research, Inc. since 1986.

   H.K. Desai has been a director since March 2000. Mr. Desai has been Chairman of the Board of QLogic Corporation since 1999, its CEO since 1996, and its President since 1995. QLogic Corporation is a leading designer and supplier of semiconductor and board-level input/output, or I/O, and enclosure management products. From May 1995 to August 1995, he was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of disk drives. From July 1990 until May 1995, he served as Director of Engineering, and subsequently Vice President of Engineering of Emulex Corp. From 1980 until joining Emulex in 1990, Mr. Desai was an Engineering Section manager at Unisys Corporation, a computer system manufacturer.

   Martin H. Jurick has been a director since 1995 and is a private investor and consultant. He was the Senior Vice President of Corporate Planning and a director of Silicon Systems, Inc., later a division of Texas Instruments, from 1978 to 1999. He served as a director of Level One Communications from 1991 to 1999.

   Robert B. Phinizy has been a director since 1992 and is a private investor and consultant. He has been a director and the Corporate Secretary of Genisco/Solaris since 1997. He was formerly Chairman, Chief Executive Officer and President of Genisco Technology Corp. from 1972 to 1986. He has served as a director and the Corporate Secretary of BioSonics, Inc. since 1993 and is also a Retired Captain, United States Navy.

   Joseph M. Scheer has been a director since 1994 and is a private investor and consultant. He served as a director of Rawson-Koenig Inc., Houston, Texas, from 1991 to 1997. He has served as a Member of the Advisory Board Soligen Inc., Northridge, California since 1994. He served as a Director of Laserform, Inc., Auburn Hills, Michigan from 1989 to 1994.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following provides certain information with respect to the beneficial ownership of our common stock as of March 31, 2000, both before and after giving effect to the sale of shares of common stock in this offering. The information relates to all of our directors and the named executive officers; all of our directors and executive officers as a group; and anyone known to us to be beneficial owner of more than 5% of our common stock.

   The table below has been prepared on the assumption that the underwriters do not exercise their over-allotment option. Some of the information is based on holders' filings with the SEC, reporting information as of December 31, 1999.

                                   Number of              Percentage Percentage
                                     Shares                 Owned      Owned
                                  Beneficially    Shares    Before     After
Name of Beneficial Owner            Owned (1)     Offered  Offering   Offering
------------------------          ------------    ------- ---------- ----------
Norman J. Wechsler..............   1,376,786(2)        --    12.0%      10.2%
Wellington Management Company,
 LLP............................   1,030,300(3)        --     9.0%       7.7%
Philip Frey, Jr. ...............     963,803(4)   194,000     8.4%       5.7%
Brinson Partners, Inc...........     912,645(5)        --     8.0%       6.8%
Dimensional Fund Advisors Inc...     637,634(6)        --     5.6%       4.7%
FMR Corp........................     606,140(7)        --     5.3%       4.5%
David R. Sonksen................      47,743(8)    10,000       *          *
Lane Jorgensen..................      44,200(9)        --       *          *
Harold R. McKeighan.............      28,250(10)       --       *          *
Andy T.S. Yuen..................      48,400(11)       --       *          *
Brad Davidson...................      26,000(12)    8,000       *          *
Martin H. Jurick................      21,000(13)    3,000       *          *
Robert B. Phinizy...............      22,000(14)    5,000       *          *
Joseph M. Scheer................      18,000(15)       --       *          *
All executive officers and
 directors as a group...........   1,261,111(16)  220,000    10.9%       7.6%

--------
 *  Less than 1%.
(1) Includes any shares held by or for a spouse or minor child or as a trustee. Unless otherwise indicated, the person possesses sole investment and sole voting power. Includes the right to acquire shares of our common stock under options that are exercisable on, or become exercisable within 60 days after, March 31, 2000.

(2) Includes 1,130,286 shares owned by Wechsler & Co., Inc. His mailing address is 105 South Bedford Road, Suite 310, Mount Kisco, NY 10549.

(3) Wellington is an investment adviser and shares the power to dispose of all the shares with its clients and has shared voting power as to 647,900 of the shares. Wellington's mailing address is 75 State Street Boston, MA 02109.

(4) Includes 36,950 shares under options. Mr. Frey's mailing address is P. O. Box 26890, Santa Ana, CA 92799-6890.

(5) Brinson has shared dispositive power with respect to all of its shares. Brinson's mailing address is 209 South LaSalle Street, Chicago, IL 60604-1295.

(6) Dimensional is an investment advisor and in this role possesses voting and investment power for shares owned by clients for whom Dimensional acts as investment manager. Dimensional's mailing address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(7) FMR Corp.'s mailing address is 82 Devonshire Street, Boston, MA 02109.

(8)  Includes 9,800 shares under options.

(9)  Includes 38,200 shares under options.

(10) Includes 9,750 shares under options.

(11) Includes 22,150 shares under options.

(12) Includes 16,000 shares under options.

(13) Includes 21,000 shares under options.

(14) Includes 22,000 shares under options.

(15) Includes 16,000 shares under options.

(16) Includes 213,075 shares under options.

Our Relationships with the Selling Stockholders

   Philip Frey, Jr. is our Chairman of the Board, President and Chief Executive Officer and holds the office of President of each of our subsidiaries, and holds other executive offices and directorships with all of our various subsidiaries. As shown in the preceding table, Mr. Frey is also an owner of more than 5% of our common stock. As a participant in our stock option plans, he owns some shares of our common stock that are registered for resale. In addition, he was a purchaser of our convertible notes in 1992, and his shares received upon conversion of the notes have been registered for resale. Mr. Frey has signed a lock-up agreement and agreed not to sell any shares of our common stock during the 90 days after this offering, except to the extent that A.G. Edwards & Sons, Inc. approves, in its sole discretion.

   David R. Sonksen is our Vice President-Finance, Chief Financial Officer, Treasurer and Secretary and holds the office of Vice President and Secretary of each of our subsidiaries, and holds other executive offices and directorships with all of our various subsidiaries. As a participant in our stock option plans, he beneficially owns some shares of our common stock that are registered for resale. He has signed a lock-up agreement and agreed not to sell any shares of our common stock during the 90 days after this offering, except to the extent A.G. Edwards & Sons, Inc. approves, in its sole discretion.

   Martin H. Jurick, Brad Davidson and Robert B. Phinizy are directors. Messrs. Jurick and Phinizy also have consulting relationships with us. As participants in our stock option plans, they beneficially own some shares of our common stock that are registered for resale. They have signed lock-up agreements and have agreed not to sell any shares of our common stock during the 90 days after this offering, except to the extent A.G. Edwards & Sons, Inc. approves, in its sole discretion.

   Each selling stockholder's mailing address is Post Office Box 26890, Santa Ana, California 92799-6890.

                          DESCRIPTION OF CAPITAL STOCK

   We are authorized to issue 20,000,000 shares of Common Stock, $.20 par value ("Common Stock"), of which 11,462,356 shares were issued and outstanding at April 24, 2000, and 1,000,000 shares of Preferred Stock, $1.00 par value ("Preferred Stock"), of which none was issued and outstanding at the date of this prospectus.

Common Stock

   Each stockholder is entitled to one vote for each share of Common Stock held of record on all matters to be voted on by stockholders, and stockholders are not entitled to cumulate votes for the election of directors. Stockholders have no preemptive rights or other subscription rights. There are no conversion rights or redemption rights with respect to shares of Common Stock. All outstanding shares of Common Stock are, and those that we offer hereby will be, when issued, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive pro rata our net assets remaining after the payment of debts, expenses and the liquidation preference of any outstanding shares of Preferred Stock. The Common Stock is quoted on the Nasdaq National Market under the symbol "MSCC."

Registration Rights

   In June 1992, we granted registration rights with respect to shares of our common stock that were issuable upon conversion of convertible subordinated promissory notes. We have filed a registration statement on Form S-3 in order to register the resale of those shares. Through the present we have maintained the effectiveness of the Form S-3 registration. We estimate that 325,000 shares of common stock remain unsold under the Form S-3. Of these shares, 80,000 are subject to a lock-up agreement as described in "Principal and Selling Stockholders."

Preferred Stock

   Our Board of Directors, pursuant to the Certificate of Incorporation as amended, is authorized to issue the Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the Preferred Stock. The Board of Directors, without stockholder approval, can therefore, issue Preferred Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the Common Stock. This may be deemed to have a potential anti-takeover effect because the issuance of Preferred Stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our Common Stock.

Delaware Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date on which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our Common Stock is ChaseMellon Shareholder Services, 400 South Hope Street, 4th Floor, Los Angeles, California 90071, Attention: Stock Transfer Administration.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement among Microsemi, the selling stockholders and the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from Microsemi the following number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                        Number of
   Underwriter                                                           Shares
   -----------                                                          ---------
   A.G. Edwards & Sons, Inc............................................
   CIBC World Markets Corp.............................................
   Needham & Company, Inc..............................................
                                                                        ---------
     Total............................................................. 2,220,000

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to certain conditions precedent, and that the underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

   The representatives of the underwriters have advised us that they propose to offer such shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less
a concession not in excess of $    per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $    per share to
certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

   We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 333,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in such table, and Microsemi will be obligated, pursuant to the option, to sell such shares to the underwriters.

   Microsemi and each of its directors and executive officers, including the selling stockholders, have agreed not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of such 90-day period. Except as discussed above, there are, however, no agreements between A.G. Edwards & Sons, Inc. and these parties that would allow them to do so as of the date of this prospectus.

   The lock-up agreements do not apply to the selling stockholders' sales to the underwriters contemplated by the underwriting agreement.

   The following table summarizes the discounts and commissions that Microsemi and the selling stockholders will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                Paid by Selling
                                             Paid By Microsemi   Stockholders
                                             ----------------- -----------------
                                                No      Full      No      Full
                                             Exercise Exercise Exercise Exercise
                                             -------- -------- -------- --------
   Per Share................................   $        $        $        $
   Total....................................

   Microsemi expects to incur expenses of approximately $500,000 in connection with this offering. Microsemi and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

   If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the underwriters may reduce the short position by purchasing shares of common stock in the open market. This is known as a "syndicate covering transaction." The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither Microsemi nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Microsemi nor the representatives make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   A.G. Edwards & Sons, Inc. has provided, and A.G. Edwards & Sons, Inc., CIBC World Markets Corp. and Needham & Company, Inc. may in the future provide, financial advisory and investment banking services to Microsemi from time to time.

   CIBC World Markets Corp. is affiliated with Canadian Imperial Bank of Commerce. Canadian Imperial Bank of Commerce will be repaid by Microsemi from proceeds of this offering. See "Use of Proceeds."

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

   We recommend that each prospective purchaser of common stock should consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding or disposing of common stock as well as any tax consequences that may arise under the laws of any nation or nations, state, municipality or other taxing jurisdiction, whether inside or outside the United States.

   The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder. When we use the term "Non-U.S. Holder," we mean any person or entity that is not a United States Holder ("U.S. Holder").

   A U.S. Holder is any beneficial owner of common stock that is:

  .  a citizen or resident of the United States,

  . a corporation or partnership created in or organized under the laws of the United States or any political subdivision thereof,

  . an estate the income of which is subject to United States federal income taxation regardless of its source, or

  . a trust, (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or (y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

   This discussion does not address all aspects of United States federal income and estate taxes and does not deal with other foreign, state and local tax consequences that may be relevant to Non-U.S. Holders.

   Also, special rules may apply to some Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," companies that accumulate earnings for the purpose of avoiding tax, and expatriate United States citizens, each of which is subject to special treatment under the Code. All Non-U.S. Holders should consult their own tax advisors to determine the United States federal tax consequences that may be relevant to them in light of their own circumstances.

   Although certain countries are parties to tax treaties with the United States, the Code restricts the applicability of tax treaties strictly to qualified residents, as defined in the Code, of the country that is a party to the tax treaty. Non-U.S. Holders should consult their own tax advisors to determine whether tax treaties apply to them in light of their own circumstances.

   Furthermore, this discussion is based on provisions, each of which is subject to change, of the Code, of existing and proposed regulations promulgated under the Code and of administrative and judicial interpretations of the Code and such regulations, as they have existed prior to the date of this prospectus.

Dividends

   Dividends paid to a Non-U.S. Holder of common stock generally will be subject to a United States federal income tax that is withheld by the payer, at a 30% rate or a lower rate that may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to this withholding, but they are subject instead to United States federal income tax on a net income basis at applicable graduated individual or corporate rates, as applicable. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

   Through December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations (the "Final Regulations") provide that a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

   A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

   A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for an aggregate of 183 days or more in the taxable year of the sale or other disposition, as determined under the Code, and certain other conditions are met, or (3) we are or had been a "United States real property holding corporation" for United States federal income tax purposes.

   An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or an exemption under an applicable income tax treaty.

   We believe that we are not, and we do not presently anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns that report such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides, under the provisions of an applicable income tax treaty.

   Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a United States person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of common stock within the United States or conducted through certain United States-related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an applicable exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided that the required information is furnished to the IRS.

Federal Estate Tax

   Common stock beneficially held by an individual Non-U.S. Holder at the time of his or her death, as determined under the Code, will be included in such Non-U.S. Holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby will be passed upon for us by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California. All attorneys who are members of, employed by or of counsel with Stradling, Yocca, Carlson & Rauth, participating in such matter on behalf of such firm beneficially owned as of April 14, 2000 an aggregate of approximately 5,000 shares of our Common Stock. O'Melveny & Myers LLP, Irvine, California, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements as of October 3, 1999 and September 27, 1998 and for each of the three years in the period ended October 3, 1999, included or incorporated by reference in this prospectus have been so included or incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at http://www.sec.gov/.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     a. Our Annual Report on Form 10-K for the fiscal year ended October 3, 1999 including portions of our definitive Proxy Statement for the 2000 Annual Meeting of Stockholders incorporated therein by reference;

     b. Our Quarterly Reports on Form 10-Q for the quarterly periods ended January 2, 2000 and April 2, 2000, respectively; and

     c. Our Current Report on Form 8-K filed on March 15, 2000 reporting under Item 2 and Item 7 regarding the acquisition of assets from Infinesse Corporation.

   You may request a copy of these filings, at no cost, by writing or telephoning us at:

                             Microsemi Corporation
                     Attention: David R. Sonksen, Secretary
                           2830 South Fairview Street
                          Santa Ana, California 92704
                            Telephone (714) 979-8220

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                     MICROSEMI CORPORATION AND SUBSIDIARIES

                                                                           Page
                                                                           ----

  Report of Independent Accountants....................................... F-2

  Consolidated Balance Sheets at September 27, 1998, October 3, 1999 and
   April 2, 2000 (unaudited).............................................. F-3

  Consolidated Income Statements for each of the three fiscal years in the period ended October 3, 1999 and the six months ended April 4, 1999 and
   April 2, 2000 (unaudited).............................................. F-4

  Consolidated Statements of Stockholders' Equity for each of the three fiscal years in the period ended October 3, 1999 and the six months ended April 2, 2000 (unaudited)........................................ F-5

  Consolidated Statements of Cash Flows for each of the three fiscal years in the period ended October 3, 1999 and the six months ended April 4,
   1999 and April 2, 2000 (unaudited)..................................... F-6

  Notes to Consolidated Financial Statements.............................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Microsemi Corporation

   In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of stockholders' equity and statements of cash flows present fairly, in all material respects, the financial position of Microsemi Corporation and its subsidiaries at October 3, 1999 and September 27, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 3, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Costa Mesa, California
November 22, 1999

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (amounts in thousands, except per share amounts)

                                           September 27, October 3,  April 2,
                                               1998         1999       2000
                                           ------------- ---------- ----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...............   $  9,610     $  7,624   $  6,236
  Accounts receivable, less allowance for
   doubtful accounts, $2,457 at September
   27, 1998, $3,805 at October 3, 1999 and
   $4,693 at April 2, 2000................     23,094       31,775     32,597
  Inventories.............................     54,433       56,925     56,531
  Deferred income taxes...................      6,049        7,282      7,282
  Other current assets....................      1,319        2,128      1,796
                                             --------     --------   --------
    Total current assets..................     94,505      105,734    104,442
                                             --------     --------   --------
Property and equipment, net...............     35,554       54,946     55,808
                                             --------     --------   --------
Deferred income taxes.....................         --          862        862
                                             --------     --------   --------
Goodwill and other intangible assets,
 net......................................      9,729       12,218     23,966
                                             --------     --------   --------
Other assets..............................      5,300        7,841      6,387
                                             --------     --------   --------
    TOTAL ASSETS..........................   $145,088     $181,601   $191,465
                                             ========     ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks and others.......   $  6,172     $ 18,545   $ 15,538
  Current maturities of long-term debt....      4,339        8,422      9,366
  Accounts payable........................      6,656       11,247     11,642
  Accrued liabilities.....................     14,401       17,292     17,479
  Income taxes payable....................      5,874        7,178      5,790
                                             --------     --------   --------
    Total current liabilities.............     37,442       62,684     59,815
                                             --------     --------   --------
Long-term debt............................     18,667       31,381     30,215
                                             --------     --------   --------
Other long-term liabilities...............      1,962        5,092      6,633
                                             --------     --------   --------
Commitments and contingencies
Stockholders' equity:
  Common stock, $0.20 par value;
   authorized 20,000 shares; issued 11,666
   in 1998, 10,920 in 1999 and 11,452 in
   2000...................................      2,333        2,184      2,291
  Capital in excess of par value of common
   stock..................................     49,896       46,695     57,788
  Retained earnings.......................     35,734       34,561     35,721
  Accumulated other comprehensive loss....       (946)        (996)      (998)
                                             --------     --------   --------
    Total stockholders' equity............     87,017       82,444     94,802
                                             --------     --------   --------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY...............................   $145,088     $181,601   $191,465
                                             ========     ========   ========

        The accompanying notes are an integral part of these statements.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
               (amounts in thousands, except earnings per share)

                                   Fiscal years ended             Six months ended
                          -------------------------------------- -------------------
                          September 28, September 27, October 3,  April 4,  April 2,
                              1997          1998         1999       1999      2000
                          ------------- ------------- ---------- ---------- ---------
                                                                     (unaudited)
Net sales...............    $163,234      $164,710    $185,081   $78,908   $115,560
Cost of sales...........     117,274       117,425     144,211    57,702     84,833
                            --------      --------    --------   -------   --------
  Gross profit..........      45,960        47,285      40,870    21,206     30,727
                            --------      --------    --------   -------   --------
Operating expenses:
  Selling...............       9,226        10,939      14,010     6,500      9,127
  General and
   administrative.......      12,833        13,839      14,424     5,684      9,021
  Amortization of
   goodwill and
   intangible assets....         221           516       1,395       570        903
  Research and
   development..........       1,161         1,532       4,002       755      5,075
  Acquired in-process
   research and
   development..........          --            --       1,950        --      2,510
                            --------      --------    --------   -------   --------
    Total operating
     expenses...........      23,441        26,826      35,781    13,509     26,636
                            --------      --------    --------   -------   --------
    Income from
     operations.........      22,519        20,459       5,089     7,697      4,091
                            --------      --------    --------   -------   --------
Other income (expenses):
  Interest expense......      (3,684)       (2,148)     (3,112)     (963)    (2,381)
  Other.................        (329)          (50)        (36)       50         22
                            --------      --------    --------   -------   --------
    Total other
     expenses...........      (4,013)       (2,198)     (3,148)     (913)    (2,359)
                            --------      --------    --------   -------   --------
Income before income
 taxes..................      18,506        18,261       1,941     6,784      1,732
Provision for income
 taxes..................       7,455         6,939         442     2,510        572
                            --------      --------    --------   -------   --------
Net income..............    $ 11,051      $ 11,322    $  1,499   $ 4,274   $  1,160
                            ========      ========    ========   =======   ========
Basic earnings per
 share..................    $   1.30      $   1.05    $   0.13   $  0.38   $   0.11
                            ========      ========    ========   =======   ========
Diluted earnings per
 share..................    $   1.03      $   0.98    $   0.13   $  0.37   $   0.10
                            ========      ========    ========   =======   ========


        The accompanying notes are an integral part of these statements.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (amounts in thousands)

                                   Common Stock
                          --------------------------------
                                             Capital in
                                            excess of par             Accumulated
                                                value      Retained  other compre-
                          Shares  Amount   of common stock earnings  hensive loss   Total
                          ------  -------  --------------- --------  ------------- --------
Balance at September 29,
 1996...................   7,908  $ 1,582     $ 14,895     $ 13,691     $ (760)    $ 29,408
  Exercise of employee
   stock options........     228       45          442           --         --          487
  Treasury stock
   repurchased and
   canceled.............     (15)      (3)        (187)          --         --         (190)
  Conversion of debt....     615      123        1,047           --         --        1,170
  Comprehensive income..      --       --           --       11,051        (17)      11,034
                          ------  -------     --------     --------     ------     --------
Balance at September 28,
 1997...................   8,736    1,747       16,197       24,742       (777)      41,909
  Exercise of employee
   stock options........     191       38          519           --         --          557
  Treasury stock
   repurchased and
   canceled.............    (114)     (22)        (488)        (330)        --         (840)
  Conversion of debt....   2,853      570       33,668           --         --       34,238
  Comprehensive income..      --       --           --       11,322       (169)      11,153
                          ------  -------     --------     --------     ------     --------
Balance at September 27,
 1998...................  11,666    2,333       49,896       35,734       (946)      87,017
  Exercise of employee
   stock options........      14        3           49           --         --           52
  Treasury stock
   repurchased and
   canceled.............    (760)    (152)      (3,250)      (2,672)        --       (6,074)
  Comprehensive income..      --       --           --        1,499        (50)       1,449
                          ------  -------     --------     --------     ------     --------
Balance at October 3,
 1999...................  10,920    2,184       46,695       34,561       (996)      82,444
  Exercise of employee
   stock options........     220       44        2,093           --         --        2,137
  Issuance of common
   stock as payment for
   acquisition..........     312       63        9,000           --         --        9,063
  Comprehensive income..      --       --           --        1,160         (2)       1,158
                          ------  -------     --------     --------     ------     --------
Balance at April 2, 2000
 (unaudited)............  11,452  $ 2,291     $ 57,788     $ 35,721     $ (998)    $ 94,802
                          ======  =======     ========     ========     ======     ========



        The accompanying notes are an integral part of these statements.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (amounts in thousands)

                                                                   Six months
                                    Fiscal years ended                ended
                          -------------------------------------- ----------------
                          September 28, September 27, October 3,  April    April
                              1997          1998         1999    4, 1999  2, 2000
                          ------------- ------------- ---------- -------  -------
                                                                   (unaudited)
Cash flows from
 operating activities
Net income..............    $ 11,051      $ 11,322     $  1,499  $ 4,274  $ 1,160
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities
  Depreciation and
   amortization.........       4,257         5,281        8,818    3,386    5,747
  Allowance for doubtful
   accounts.............         506          (182)        (611)    (470)     888
  Provision for excess
   and obsolete
   inventories..........          --            --        5,951       --       --
  Loss on disposition
   and retirement of
   assets...............           9            93           --       --       --
  Acquired in-process
   research and
   development..........          --            --        1,950       --    2,510
  Deferred income
   taxes................        (712)         (212)      (2,095)      --       --
  Change in assets and
   liabilities, net
   of acquisitions and
   disposition:
   Accounts receivable..        (215)           72          179    1,477   (1,710)
   Inventories..........      (1,719)       (3,656)      (2,069)  (2,520)     394
   Other current
    assets..............      (3,098)        2,662          381     (509)     332
   Other assets.........         786         1,301           --   (1,749)      --
   Accounts payable.....       2,853        (3,210)       1,017     (326)     395
   Accrued liabilities..         820          (915)        (194)  (2,330)   1,247
   Income taxes
    payable.............       1,049            13        1,304    1,929      112
                            --------      --------     --------  -------  -------
   Net cash provided by
    operating
    activities..........      15,587        12,569       16,130    3,162   11,075
                            --------      --------     --------  -------  -------
Cash flows from
 investing activities
Purchases of property
 and equipment..........      (6,052)       (5,905)      (7,932)  (2,349)  (5,454)
Proceeds from
 disposition and sale of
 assets.................          --         5,029           --       --       --
Other assets............          --            --       (2,837)      --      392
Payments for
 acquisitions, net of
 cash acquired..........      (5,201)      (13,740)     (29,570)      --   (1,548)
Investment in an
 unconsolidated
 affiliate..............          --        (1,000)          --       --     (251)
                            --------      --------     --------  -------  -------
   Net cash used in
    investing
    activities..........     (11,253)      (15,616)     (40,339)  (2,349)  (6,861)
                            --------      --------     --------  -------  -------
Cash flows from
 financing activities
Increase (decrease) in
 notes payable to
 banks and others.......          81           (66)      12,373    2,635   (5,007)
Proceeds from long-term
 debt...................          --        10,000       30,800       --       --
Payments of long-term
 debt...................      (2,571)       (3,848)     (14,003)  (1,508)  (2,722)
Increase (decrease) in
 other long-term
 liabilities............         (38)           38          (35)      (6)      (9)
Repurchases of common
 stock..................        (190)           --       (6,914)  (5,764)      --
Exercise of employee
 stock options..........         487           557           52       27    2,138
                            --------      --------     --------  -------  -------
Net cash provided by
 (used in) financing
 activities.............      (2,231)        6,681       22,273   (4,616)  (5,600)
                            --------      --------     --------  -------  -------
Effect of exchange rate
 changes on cash........         (17)         (169)         (50)      (7)      (2)
                            --------      --------     --------  -------  -------
Net increase (decrease)
 in cash and cash
 equivalents............       2,086         3,465       (1,986)  (3,810)  (1,388)
Cash and cash
 equivalents at
 beginning of period....       4,059         6,145        9,610    9,610    7,624
                            --------      --------     --------  -------  -------
Cash and cash
 equivalents at end of
 period.................    $  6,145      $  9,610     $  7,624  $ 5,800  $ 6,236
                            ========      ========     ========  =======  =======

        The accompanying notes are an integral part of these statements.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   Microsemi Corporation is a leading designer, manufacturer and marketer of analog, mixed-signal and discrete semiconductors serving the mobile connectivity, telecommunications, computers/peripherals, military and aerospace, satellites/space, and medical markets.

Fiscal Year

   The Company reports results of operations on the basis of fifty-two and fifty-three week periods. The Company's 1999 fiscal year ended on October 3, 1999 and consisted of fifty-three weeks. Fiscal years 1998 and 1997 consisted of fifty-two weeks.

Principles of Consolidation

   The consolidated financial statements include the accounts of Microsemi Corporation and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Interim Financial Statements (unaudited)

   The consolidated financial statements for the six months ended April 4, 1999 and April 2, 2000 are unaudited and should be read in conjunction with the Company's annual financial statements for the fiscal year ended October 3, 1999. Such interim financial statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Fair Value of Financial Instruments

   The carrying values of cash equivalents, accounts receivable, accrued liabilities and notes payable approximate their fair values because of the short maturity of these instruments. The carrying value of the Company's long-term debt approximates fair value based upon the current rate offered to the Company for obligations of the same remaining maturities.

Concentration of Credit Risk and Foreign Sales

   The Company is potentially subject to concentrations of credit risk consisting principally of trade receivables. Concentrations of credit risk exist because the Company relies on a significant portion of customers whose principal sales are to the U.S. Government. In addition, sales to foreign customers represented

                     MICROSEMI CORPORATION AND SUBSIDIARIES
approximately 22%, 23% and 35% of net sales for fiscal years 1997, 1998 and 1999, respectively. These sales were principally to customers in Europe and Asia. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

Investments

   The Company's investments in certain unconsolidated affiliates are stated at the lower of cost or estimated net realizable value.

Inventories

   Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, except for cost of inventories at the Scottsdale, Arizona subsidiary, which cost is determined using the last-in, first-out method (see Note 2).

Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

Intangible Assets

   Intangible assets, arising principally from differences between the cost of acquired companies and the underlying values at dates of acquisition (goodwill), are amortized on a straight-line basis over periods not exceeding ten years.

Impairment of Long-Lived Assets

   In accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is determined as the amount by which the carrying value of an asset exceeds its fair value.

Revenue Recognition

   Revenue is recognized at the time of product shipment. The Company, under specific conditions, permits its customers to return or exchange products. A provision for estimated sales returns is recorded concurrently with the recognition of revenue, based on historical experience.

Research and Development

   The Company expenses the cost of research and development as incurred. Research and development expenses principally comprise payroll and related costs and the cost of prototypes.

Stock-Based Compensation

   The Company accounts for its stock based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), have been included in Note 8.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

Income Taxes

   Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events, including enactment of changes in tax laws or rates are considered. A valuation allowance is provided for deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Preferred Stock

   The Company's certificate of incorporation authorizes the board of directors to issue up to 1,000,000 shares of Preferred Stock and to designate the rights and terms of any such issuances. The Company has not issued any Preferred Stock.

Earnings Per Share

   In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". This Statement establishes standards for computing and requires the presentation of basic and diluted earnings per share ("EPS"). The company adopted this statement in the first quarter of fiscal year 1998 and has restated the EPS for the prior year periods presented, as required.

   Basic earnings per share have been computed based upon the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share have been computed, when the result is dilutive, using the treasury stock method for stock options outstanding during the respective periods and based upon the assumption that the convertible subordinated debentures had been converted into common stock as of the beginning of the respective periods, with a corresponding increase in net income to reflect a reduction in related interest expense, net of applicable taxes.

   Earnings per share were calculated as follows:

                                                                   Six months
                                     Fiscal years ended               ended
                           -------------------------------------- -------------
                                                                  April  April
                           September 28, September 27, October 3,   4,     2,
                               1997          1998         1999     1999   2000
                           ------------- ------------- ---------- ------ ------
                                                                   (unaudited)
                                 (amounts in 000's except per share data)
BASIC
  Net income..............    $11,051       $11,322      $1,499   $4,274 $1,160
                              =======       =======      ======   ====== ======
  Weighted-average common
   shares outstanding.....      8,493        10,735      11,131   11,337 11,019
                              =======       =======      ======   ====== ======
  Basic earnings per
   share..................    $  1.30       $  1.05      $ 0.13   $ 0.38 $ 0.11
                              =======       =======      ======   ====== ======
DILUTED
  Net income..............    $11,051       $11,322      $1,499   $4,274 $1,160
  Interest savings from
   assumed conversions of
   Convertible debt, net
   of income taxes........      1,244           383          --       --     --
                              -------       -------      ------   ------ ------
  Net income assuming
   conversions............    $12,295       $11,705      $1,499   $4,274 $1,160
                              =======       =======      ======   ====== ======
  Weighted-average common
   shares outstanding for
   basic..................      8,493        10,735      11,131   11,337 11,019
  Dilutive effect of stock
   options................        387           235         113      112    399
  Dilutive effect of
   convertible debt.......      3,021           986          --       --     --
                              -------       -------      ------   ------ ------
  Weighted-average common
   shares outstanding on a
   Diluted basis..........     11,901        11,956      11,244   11,449 11,418
                              =======       =======      ======   ====== ======
  Diluted earnings per
   share..................    $  1.03       $  0.98      $ 0.13   $ 0.37 $ 0.10
                              =======       =======      ======   ====== ======

                     MICROSEMI CORPORATION AND SUBSIDIARIES

   There were approximately 442,000 and 631,000 options in fiscal years 1998 and 1999, respectively, that were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common stock, thereby resulting in an antidilutive effect.

 Comprehensive Income

   Effective in the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components in the Company's consolidated financial statements. Comprehensive income is defined in SFAS 130 as the change in equity (net assets) of a business enterprise during the period from transactions and other events and circumstances from all non-owner sources. Accumulated other comprehensive loss in the accompanying Statements of Stockholders' Equity consists of the change in the cumulative translation adjustment. Total comprehensive income for fiscal years 1997, 1998 and 1999 was $11,034,000, $11,153,000 and $1,449,000 respectively.

 Segments

   In fiscal year 1999, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 superseded SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or consolidated financial position, but did affect the disclosure of segment information (see note 11).

 Recently Issued Accounting Standard

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will become effective for the Company in fiscal year 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 is not expected to materially affect the Company's financial position or results of operations.

 Reclassifications

   Certain reclassifications have been made to the fiscal year 1997 and 1998 balances to conform with the fiscal year 1999 presentation.

2. INVENTORIES

   Inventories are summarized as follows (in thousands):

                              September 28, September 27, October 3,  April 2,
                                  1997          1998         1999       2000
                              ------------- ------------- ---------- -----------
                                                                     (unaudited)
Raw materials................    $15,954       $14,759     $14,002     $12,944
Work in process..............     23,774        18,282      22,244      19,425
Finished goods...............     13,520        21,392      20,679      24,162
                                 -------       -------     -------     -------
                                 $53,248       $54,433     $56,925     $56,531
                                 =======       =======     =======     =======

                     MICROSEMI CORPORATION AND SUBSIDIARIES

   Inventories in the amount of $9,013,000 at Microsemi Scottsdale at October 3, 1999 are stated at cost under the last-in, first-out ("LIFO") method. Had the first-in, first-out method been used, total inventories would have been approximately $27,000 higher at September 28, 1997, $615,000 lower at September 27, 1998 and $19,000 higher at October 3, 1999. The LIFO valuation method had the effect of increasing gross profit by $23,000 in fiscal year 1997, decreasing gross profit by $642,000 in fiscal year 1998 and increasing gross profit by $634,000 in fiscal year 1999.

3. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following:

                                           September 27, October 3,  April  2,
                              Asset Life       1998         1999       2000
                             ------------- ------------- ---------- -----------
                                                                    (unaudited)
                                             (amounts in 000's)
Buildings...................   20-40 years    $17,896     $27,605     $28,834
Property and equipment......    3-10 years     48,160      63,304      64,126
Furniture and fixtures......    5-10 years      1,044       1,299       1,329
Leasehold improvements...... Life of lease      2,713       2,078       1,903
                                              -------     -------     -------
                                               69,813      94,286      96,192
Accumulated depreciation....                  (42,113)    (47,732)    (51,833)
Land........................                    5,004       5,419       5,419
Construction in progress....                    2,850       2,973       6,030
                                              -------     -------     -------
                                              $35,554     $54,946     $55,808
                                              =======     =======     =======

   Depreciation expense was $4,036,000, $4,765,000 and $7,423,000 in fiscal years 1997, 1998 and 1999, respectively. Depreciation expense for the six months ended April 2, 2000 was $4,842,000 (unaudited).

   At October 3, 1999, land and buildings located at the Santa Ana, California manufacturing and headquarters facility were pledged to the City of Santa Ana under the provisions of a loan agreement with the Santa Ana Industrial Development Authority. The land and building of the Microsemi Colorado subsidiary were pledged to the City of Broomfield, Colorado under the provisions of a loan agreement with the Colorado Industrial Development Authority. The land and buildings in Watertown, Massachusetts and in Ennis, Ireland are pledged to Unitrode Corporation under the provisions of the related acquisition agreement. The building and land in Riviera Beach, Florida are pledged to the former owner under the provisions of the related acquisition agreement.

4. GOODWILL AND OTHER INTANGIBLE ASSETS, NET AND OTHER ASSETS

                                          September 27, October 3,  April 2,
                                              1998         1999       2000
                                          ------------- ---------- -----------
                                                                   (unaudited)
                                                   (amounts in 000's)
Goodwill and other intangible assets,
 net.....................................    $9,729      $12,218     $23,966
                                             ======      =======     =======

   Accumulated amortization for goodwill and other intangible assets amounted to $1,869,000, $2,484,000, and $3,298,000 (unaudited) as of September 27, 1998,
October 3, 1999 and April 2, 2000, respectively. Amortization expense for fiscal years 1997, 1998 and 1999 was $36,000, $393,000 and $1,231,000,
respectively. Amortization expense for the six months ended April 2, 2000 was $814,000 (unaudited).

                     MICROSEMI CORPORATION AND SUBSIDIARIES

   Other assets consisted of the following:

                          September 27, October 3,  April  2,
                              1998         1999       2000
                          ------------- ---------- -----------
                                                   (unaudited)
                                   (amounts in 000's)
Investments in
 unconsolidated
 affiliates.............     $ 1,878      $2,126     $1,025
Deferred financing
 expenses, net..........         375         693        587
Cash surrender value of
 life insurance.........         443         467        502
Notes receivable........       2,320       2,229      1,995
Property held for sale..          --       2,075      1,952
Others..................         284         251        326
                             -------      ------     ------
                             $ 5,300      $7,841     $6,387
                             =======      ======     ======

   Accumulated amortization for deferred financing expenses amounted to $883,000, $1,047,000 and $1,138,000 (unaudited) as of September 27, 1998,
October 3, 1999 and April 2, 2000, respectively. Amortization expense for fiscal years 1997, 1998 and 1999 was $185,000, $123,000 and $164,000,
respectively. Amortization expense for the six months ended April 2, 2000 was $91,000 (unaudited).

5. ACCRUED LIABILITIES

   Accrued liabilities consisted of the following:

                                           September 27, October 3,  April 2,
                                               1998         1999       2000
                                           ------------- ---------- -----------
                                                                    (unaudited)
                                                    (amounts in 000's)
Accrued payroll, profit sharing, benefits
 and related taxes.......................    $  8,018     $ 8,331     $ 9,528
Accrued interest.........................       2,314       2,387       2,516
Other accrued expenses...................       4,069       6,574       5,435
                                             --------     -------     -------
                                             $ 14,401     $17,292     $17,479
                                             ========     =======     =======

                     MICROSEMI CORPORATION AND SUBSIDIARIES

6. INCOME TAXES

   Pretax income from continuing operations was taxed under the following jurisdictions:

                                                               Fiscal year
                                                          ----------------------
                                                           1997    1998    1999
                                                          ------- ------- ------
                                                            (amounts in 000's)
Domestic................................................. $15,929 $14,010 $  547
Foreign..................................................   2,577   4,251  1,394
                                                          ------- ------- ------
Total.................................................... $18,506 $18,261 $1,941
                                                          ======= ======= ======

   The provision for income taxes consisted of the following components:

                                                             Fiscal year
                                                        -----------------------
                                                         1997     1998   1999
                                                        -------  ------ -------
                                                          (amounts in 000's)
Current
  Federal.............................................. $ 6,525  $4,320 $ 1,986
  State................................................   1,332     918     301
  Foreign..............................................     310     490     250
Deferred...............................................    (712)  1,211  (2,095)
                                                        -------  ------ -------
                                                        $ 7,455  $6,939 $   442
                                                        =======  ====== =======

   The tax effected deferred tax assets (liabilities) comprise the following:

                                                        September 27, October 3,
                                                            1998         1999
                                                        ------------- ----------
                                                           (amounts in 000's)
Tax effects arising from:
  Accounts receivable..................................    $ 1,384     $   720
  Inventories..........................................        418       4,946
  Other assets.........................................      1,434       1,506
  Fixed asset bases....................................      1,007         931
  Accrued employee benefit expenses....................      2,417       1,371
  Accrued other expenses...............................      2,140       1,393
  Amortization of intangible assets....................         --         690
                                                           -------     -------
  Gross deferred tax assets............................      8,800      11,557
                                                           -------     -------
  Inventory bases......................................       (753)     (1,491)
  Depreciation.........................................     (1,998)     (1,922)
                                                           -------     -------
  Gross deferred tax liabilities.......................     (2,751)     (3,413)
                                                           -------     -------
  Net deferred tax asset...............................    $ 6,049     $ 8,144
                                                           =======     =======

                     MICROSEMI CORPORATION AND SUBSIDIARIES

   The following is a reconciliation of income tax computed at the federal statutory rate to the Company's actual tax expense:

                                                              Fiscal year
                                                          ---------------------
                                                           1997     1998   1999
                                                          -------  ------  ----
                                                          (amounts in 000's)
Tax computed at statutory rate........................... $ 6,477  $6,392  $660
State taxes, net of federal benefit......................     850     916    62
Foreign income taxed at different rates..................     339    (997) (224)
Non-deductible goodwill amortization.....................      --     115   335
Non-deductible interest..................................      --     310    --
Foreign Sales Corporation benefit........................      --      --  (211)
Tax credits..............................................      --      --  (174)
Other differences, net...................................    (211)    203    (6)
                                                          -------  ------  ----
                                                          $ 7,455  $6,939  $442
                                                          =======  ======  ====

   No provision has been made for future U.S. income taxes on the undistributed earnings of foreign operations since they have been, for the most part, indefinitely reinvested in these operations. Determination of the amount of unrecognized deferred tax liability for temporary differences related to the undistributed earnings of the Company's foreign operations is not practicable. At the end of fiscal year 1999, the undistributed earnings aggregated approximately $19,725,000.

7. DEBT

   Long-term debt consisted of:

                                           September 27, October 3,  April 2,
                                               1998         1999       2000
                                           ------------- ---------- -----------
                                                                    (unaudited)
                                                    (amounts in 000's)
Industrial Development Bond, bearing
 interest at 7.875%, due May 2000;
 secured by first deed of trust..........     $ 2,305     $ 2,075     $ 2,075
Industrial Development Bond, bearing
 interest at 6.75%, due February 2005;
 secured by first deed of trust..........       4,300       4,200       4,100
Note payable, bearing interest at 5.93%,
 payable monthly through July 2002.......       2,070       1,530       1,260
Notes payable (PPC Acquisition), bearing
 interest at 7%, payable monthly through
 September 2009..........................       2,092       1,794       1,691
Notes payable to a bank, bearing interest
 at the bank's prime rate payable in
 monthly installments through July 2003..       9,667          --          --
Notes payable to a bank, bearing interest
 at variable rates, (8.69% at April 2,
 2000), payable in quarterly installments
 through March 2003......................          --      28,000      26,000
Subordinated Convertible Debenture, due
 on February 14, 2002, interest only is
 payable quarterly at 7%, starting June
 1, 2000.................................          --          --       2,500
Notes payable, bearing interest ranging
 from 5% to 9.75%, due between October
 1999 and September 2014.................       2,572       2,204       1,955
                                              -------     -------     -------
                                               23,006      39,803      39,581
Less current portion.....................      (4,339)     (8,422)     (9,366)
                                              -------     -------     -------
                                              $18,667     $31,381     $30,215
                                              =======     =======     =======

                     MICROSEMI CORPORATION AND SUBSIDIARIES

   Long-term debt maturities at October 3, 1999, including the current portion, during the next five years are as follows (amounts in 000's):

         Fiscal year ending on or about September 30
         -------------------------------------------
         2000.......................................... $  8,422
         2001..........................................    8,224
         2002..........................................   11,070
         2003..........................................    6,202
         2004..........................................      212
         Thereafter....................................    5,673
                                                        --------
                                                        $ 39,803
                                                        ========

   A $4,150,000 Industrial Revenue Bond was issued in November 1975 through the City of Broomfield, Colorado and carries an interest rate of 7.875% per annum. The balance of $2,075,000 is due in May 2000.

   A $6,500,000 Industrial Development Revenue Bond was originally issued in April 1985, through the City of Santa Ana, California for the construction of improvements and new facilities at the Company's Santa Ana plant. Of this loan, $4,200,000 remained outstanding at October 3, 1999. It was remarketed in 1995 and carries an average interest rate of 6.75% per annum. The terms of the bond require principal payments of $100,000 annually from 2000 to 2004 and $3,700,000 in 2005. A $4,466,000 letter of credit is carried by a bank to guarantee the repayment of this bond. There are no compensating balance requirements. An annual commitment fee of 2% is charged on this letter of credit. In addition, the agreement contains covenants regarding net worth and working capital. The Company was in compliance with the aforementioned covenants at October 3, 1999.

   In June 1997, the Company entered into a $2,700,000 equipment loan agreement, providing for monthly principal payments through July 2002 of $45,000 plus interest at 5.93% per annum. $1,530,000 of this loan remained outstanding at October 3, 1999. This loan is secured by the related equipment.

   In September 1997, the Company issued and assumed notes payable of $2,370,000 related to the PPC acquisition. These notes are payable to the former owners, bear an interest rate of 7%, and are due in monthly installments of principal and interest over various periods through September 2009. $1,794,000 of these notes remained outstanding at October 3, 1999. One of these notes is secured by the related acquired building.

   In June 1998, the Company finalized an amendment to its then-existing bank credit facility, which added a $10,000,000 term loan. $9,667,000 of this loan was outstanding at September 27, 1998, used by Microsemi to finance a portion of the BKC acquisition. This term loan was paid in full when the Company obtained new credit arrangements with its banks in April 1999.

   In April 1999, the Company obtained a new credit agreement with its banks, which included a term loan of $30,000,000 and a revolving line of credit of $30,000,000 to finance the acquisition of LinFinity Microelectronics, Inc. ("LinFinity"), a subsidiary of Symmetricom, Inc., and to pay off the existing term loan and the revolving line of credit.

   As to the new $30,000,000 term loan, $28,000,000 of this loan remained outstanding at October 3, 1999 and is secured by substantially all of the assets of the Company. It bears interest at the bank's prime rate plus .75% to 1.5% per annum or, at the Company's option, at the Eurodollar rate plus 1.75% to 2.5% per annum. The interest rate is determined by the ratio of total funded debt to Earnings before Interest Expense (net of interest income), Income Taxes, Depreciation and Amortization ("EBITDA"). It requires monthly interest

                     MICROSEMI CORPORATION AND SUBSIDIARIES
payments and quarterly principal payments of $1,000,000 from June 1999 to March 2000, $1,500,000 from June 2000 to March 2001, $2,000,000 from June 2001 to
March 2002 and $3,000,000 from June 2002 to March 2003. The terms of the term loan contain covenants regarding net worth and working capital and restricting payment of cash dividends or share repurchases. The Company was in compliance with these covenants at October 3, 1999.

   Concurrent with the new term loan, the Company obtained a new $30,000,000 revolving line of credit, which expires in March 2003. This line of credit replaced its then-existing $15,000,000 credit line. The new line of credit is secured by substantially all of the assets of the Company. It bears interest at the bank's prime rate plus .75% to 1.5% per annum or, at the Company's option, at the Eurodollar rate plus 1.75% to 2.5% per annum. The interest rate is determined by the ratio of total funded debt to EBITDA. The terms of the revolving line of credit contain covenants regarding net worth and working capital and restricting payment of cash dividends or share repurchases. The Company was in compliance with these covenants at October 3, 1999. At October 3, 1999, the interest rate applicable to the line of credit was 7.94%, and $18,500,000 was outstanding. At October 3, 1999, $7,100,000 was available under the line of credit.

   In February 2000, the Company issued a subordinated convertible debenture of $2,500,000 related to the Micro WaveSys acquisition. This debenture is payable to Infinesse Corporation on February 14, 2002 and is convertible into the Company's common stock within two years at $15 per share (not to exceed
166,667 shares). Interest only is payable quarterly, at 7% per annum, starting June 1, 2000.

   Other debts consist of various loans bearing interest at ranges from 5% to 9.75% and require periodic principal payments through September 2014. At October 3, 1999, totals of $2,204,000 remained outstanding for these loans.

   The Company occupies a building in Santa Ana, California, which is under a long-term capital lease obligation that is included in other long-term liabilities at October 3, 1999. Future annual payments due under this capital lease obligation are as follows (amounts in 000's):

         2000.......................................... $   279
         2001..........................................     279
         2002..........................................     279
         2003..........................................     279
         2004..........................................     279
         Thereafter....................................   6,870
                                                        -------
         Total minimum lease payments..................   8,265
         Less imputed interest.........................  (5,100)
                                                        -------
         Present value of capitalized lease
          obligation................................... $ 3,165
                                                        =======

   The building under this capital lease obligation is reflected in property and equipment, net.

8. STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

Stock Options

   Under the terms of an incentive stock option plan adopted in fiscal year 1982 and amended in fiscal year 1985, nontransferable options to purchase common stock may be granted to certain key employees. The Company reserved 750,000 shares for issuance under the terms of the plan. The options may be exercised within ten years from the date they are granted, subject to early termination upon death or cessation of

                     MICROSEMI CORPORATION AND SUBSIDIARIES
employment, and are exercisable in installments determined by the Board of Directors. For certain significant shareholders, the exercise period is limited to five years and the exercise price is higher.

   In December 1986, the Board of Directors adopted another incentive stock option plan (the "1987 Plan") which reserved an additional 750,000 shares of common stock for issuance. The 1987 Plan was approved by the shareholders in February 1987 and is for the purpose of securing for the Company and its shareholders the benefits arising from stock ownership by selected officers, directors and other key executives and management employees. The plan provides for the grant by the Company of stock options, stock appreciation rights, shares of common stock or cash. As of October 3, 1999, the Company only granted options under the 1987 Plan. The options may be exercised within ten years from the date they are granted, subject to early termination upon death or cessation of employment, and are exercisable in installments determined by the Board of Directors. For certain significant shareholders, the exercise period is limited to five years and the exercise price is higher.

   At their annual meetings on February 25, 1994 and February 29, 2000, the shareholders approved several amendments to the 1987 Plan which, cumulatively,
1) extended its termination date to December 15, 2009; 2) increased to 2,420,814 the number of shares available as of October 4, 1999 for grants; 3) will increase on the first day of each fiscal year, the number of shares available for grant in increments of 4% of the Company's issued and outstanding shares of common stock; 4) set a limit on the number of options or shares which may be granted to any one individual in any year; 5) eliminate limitations on the Board of Directors' designating one or more committees of any size or composition to administer the 1987 Plan; 6) provide for automatic grants of stock options to non-employee directors; and 7) allow discretionary grants to be made to non-employees.

   Activity and price information regarding the plans are as follows:

                                                             Stock Options
                                                        ------------------------
                                                                     Weighted
                                                                   Average Price
                                                         Shares      per Share
                                                        ---------  -------------
Outstanding September 29, 1996.........................   740,515     $ 4.48
                                                        =========
  Granted..............................................   191,300     $11.45
  Exercised............................................  (227,551)    $ 1.97
                                                        ---------
Outstanding September 28, 1997.........................   704,264     $ 7.12
                                                        =========
  Granted..............................................   189,500     $15.84
  Exercised............................................  (191,669)    $ 4.31
  Expired or canceled..................................   (64,705)    $10.05
                                                        ---------
Outstanding September 27, 1998.........................   637,390     $10.44
                                                        =========
  Granted..............................................   416,000     $10.06
  Exercised............................................   (13,688)    $ 3.76
  Expired or canceled..................................   (66,075)    $10.81
                                                        ---------
Outstanding October 3, 1999............................   973,627     $10.35
                                                        =========
  Granted..............................................   641,500     $17.92
  Exercised............................................  (219,703)    $ 9.73
                                                        ---------
Outstanding April 2, 2000 (unaudited).................. 1,395,424     $13.92
                                                        =========

   Stock options exercisable were 308,164, 263,590, 453,240 and 333,099 (unaudited) at September 28, 1997, September 27, 1998, October 3, 1999 and April 2, 2000, respectively, at weighted average exercise prices of $4.34, $7.24, $10.40 and $10.83 (unaudited), respectively. Remaining shares available for grant at

                     MICROSEMI CORPORATION AND SUBSIDIARIES

September 28, 1997, September 27, 1998, October 3, 1999 and April 2, 2000 under the plans were 262,473, 307,613, 203,013 and 310,312 (unaudited), respectively. All options were granted at the fair market value of the Company's shares of common stock on the date of grant.

   The following table (unaudited) summarizes information about stock options outstanding and exercisable at April 2, 2000, as required by SFAS 123:

                                                                Options
                                    Options Outstanding       Exercisable
                                    ---------------------  -------------------
                                     Weighted Average                Weighted
                                    ---------------------            Average
         Range of                   Exercise   Remaining             Exercise
     Exercise Prices     Shares      Price       Life      Shares     Price
     ----------------   ---------   --------   ---------   -------   --------
     $ 1.00 -- $ 3.88      32,800    $ 2.72    2.1 years    32,800    $ 2.72
     $ 4.44 -- $ 5.00      58,774    $ 4.73    4.5 years    58,774    $ 4.73
     $ 6.75 -- $ 7.38     306,300    $ 6.78    9.6 years        --    $   --
     $ 7.44 -- $ 9.88     245,300    $ 8.00    7.5 years    70,300    $ 9.04
     $11.25 -- $11.77     101,300    $11.29    6.9 years    63,025    $11.28
     $12.38 -- $17.25     328,450    $13.90    8.1 years    88,200    $14.91
     $28.88               322,500    $28.88    9.9 years    20,000    $28.88
                        ---------                          -------
                        1,395,424                          333,099
                        =========                          =======

   The Company accounts for its option plans under APB Opinion No. 25. Had compensation expense for the Company's option plans been determined based upon an estimate of the fair value at the grant date consistent with the requirements of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts in the following table. The SFAS 123 method of accounting was not applied to options granted prior to fiscal 1996.

                                         September 28, September 27, October 3,
                                             1997          1998         1999
                                         ------------- ------------- ----------
                                                   (amounts in 000's)
     Net income
       As reported......................    $11,051       $11,322      $1,499
       Pro forma........................    $10,577       $10,404      $  553
     Basic earnings per share
       As reported......................    $  1.30       $  1.05      $  .13
       Pro forma........................    $  1.25       $   .97      $  .05
     Diluted earnings per share
       As reported......................    $  1.03       $   .98      $  .13
       Pro forma........................    $   .98       $   .90      $  .05

   The fair value of each stock option grant was estimated pursuant to SFAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                       1997     1998     1999
                                                      -------  -------  -------
      Risk free interest rates.......................    5.98%    5.55%    4.94%
      Expected dividend yield........................    None     None     None
      Expected lives................................. 5 years  5 years  5 years
      Expected volatility............................    66.6%    76.4%    67.0%

   The weighted average grant date fair values of options granted during fiscal years 1997, 1998 and 1999 were $11.45, $15.84 and $10.06, respectively.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

Employee Benefit Plans

   The Microsemi Corporation Profit Sharing Plan, adopted by the Board of Directors in fiscal year 1984, covers substantially all full-time employees who meet certain minimum employment requirements and provides for current bonuses based upon the Company's earnings. Annual contributions to the plan are determined by the Board of Directors. Total charges to income were $3,070,000, $2,509,000 and $1,745,000 in fiscal years 1997, 1998 and 1999, respectively.

401(k) Plan

   The Company sponsors a 401(k) Savings Plan whereby participating employees may elect to contribute up to 15% of their eligible wages. The Company is committed to match 50% of employee contributions, not exceeding 3% of the employee's wages. The Company contributed $899,000, $1,005,000 and $1,148,000 to this plan during fiscal years 1997, 1998 and 1999, respectively.

Supplemental Retirement Plan

   In fiscal year 1994, the Company adopted a supplemental retirement plan which provides certain long-term employees with retirement benefits based upon a certain percentage of the employees' salaries. Included in other long-term liabilities at September 27, 1998 and October 3, 1999 was $1,400,000 and $1,327,000, respectively, related to the Company's estimated liability under the plan.

9. COMMITMENTS AND CONTINGENCIES

   The Company occupies premises under operating lease agreements expiring through 2029. Aggregate future minimum rental payments under these leases are (amounts in 000's):

         Fiscal Year
         -----------
         2000.......................................... $  1,564
         2001..........................................    1,152
         2002..........................................    1,046
         2003..........................................      846
         2004..........................................      813
         Thereafter....................................    9,403
                                                        --------
                                                        $ 14,824
                                                        ========

   Rental expense charged to income was $661,000 in fiscal year 1997, $411,000 in fiscal year 1998, and $182,000 in fiscal year 1999. The aforementioned amounts are net of sublease income amounting to $272,000, $557,000 and $514,000 in fiscal years 1997, 1998 and 1999, respectively.

   In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by a subsidiary of the Company had filed suit against the subsidiary and other parties, claiming that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with former owners of the manufacturing facility, agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used at the facility are present in soil and groundwater on the subsidiary's property, the Company vigorously contests any assertion that the subsidiary is the cause of the contamination. In November 1998, the Company signed an agreement with three former owners of this facility whereby the former owners 1) reimbursed the Company for $530,000 of past costs, 2) will assume responsibility for 90% of all future clean-up costs, and 3) indemnify and protect the

                     MICROSEMI CORPORATION AND SUBSIDIARIES

Company against any and all third-party claims relating to the contamination of the facility. State and local agencies in Colorado are reviewing current data and considering study and cleanup options, and it is not yet possible to predict costs for remediation. In the opinion of management, the final outcome of the Broomfield, Colorado environmental matter will not have a material adverse effect on the Company's financial position or results of operations.

   The Company is involved in various pending litigation arising out of the normal conduct of its business, including those relating to commercial transactions, contracts, and environmental matters. In the opinion of management, the final outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

10. ACQUISITIONS AND DISPOSITION

 General Microcircuits, Inc.

   In December 1997, the Company sold General Microcircuits, Inc., a wholly owned subsidiary in Mooresville, North Carolina, for $5,000,000 in cash and a $2,000,000 note receivable. Microsemi did not realize any material gain or loss from this transaction.

 BKC Semiconductors, Incorporated

   In May 1998, the Company acquired BKC Semiconductors, Incorporated ("BKC"), located in Lawrence, Massachusetts, for approximately $13,740,000 in cash plus existing indebtedness of BKC of approximately $3,359,000. Microsemi financed this acquisition with cash on hand and advances under its existing credit facilities, as amended. BKC was a publicly held company which manufactured discrete semiconductors. The acquisition was accounted for under the purchase method. The allocation of the purchase price to the assets and liabilities of BKC was based upon the Company's estimates of the relative values of the assets acquired and liabilities assumed. The Company recorded $9,839,000 of goodwill related to this acquisition. The Company's consolidated results of operations for the fiscal year ended September 27, 1998 include the operations of BKC since the date of acquisition. The results of operations of BKC prior to the date of acquisition were not material.

 LinFinity Microelectronics, Inc.

   In April 1999, Microsemi acquired all of the outstanding capital stock of LinFinity Microelectronics, Inc. ("LinFinity"), a subsidiary of Symmetricom, located in Garden Grove, California. LinFinity manufactures analog and mixed signal integrated circuits ("ICs"), as well as systems-engineered modules for use primarily in power management and communication applications in commercial, industrial, defense and space markets. The purchase price was $24,125,000, which was funded with cash and bank borrowings. The Company also paid approximately $385,000 for expenses related to this acquisition. The acquisition was accounted for under the purchase method. The Company's consolidated results of operations include those of LinFinity since the date of acquisition.

   The costs of the acquisition were allocated to the assets acquired and liabilities assumed based on their estimated fair values to the extent of the aggregate purchase price. Portions of the purchase price were allocated to certain intangible assets such as completed technology, customer lists, assembled workforce, and in-process research and development ("R & D"). There was no goodwill resulting from this acquisition. The allocation of the purchase price to these intangible assets was based on an independent valuation report. The amount of the purchase price allocated to in-process R & D was determined by estimating the stage of completion of each

                     MICROSEMI CORPORATION AND SUBSIDIARIES
in-process R & D project at the date of acquisition, estimating cash flows resulting from the future release of products employing these technologies, and discounting the net cash flows back to their present values. At the date of acquisition, technological feasibility of the in-process R & D projects had not been reached and the technology had no alternative future uses. Accordingly, the Company expensed the portion of the purchase price allocated to in-process R & D of $1,950,000, in accordance with generally accepted accounting principles, in the year ended October 3, 1999.

   The in-process R & D comprises a number of individual technological development efforts, focusing on the discovery of new, technologically advanced knowledge and more complete solutions to customers' needs, the conceptual formulation and design of possible alternatives, as well as the testing of process and product cost improvements. Specifically, these technologies included efforts regarding BiCMOS process based products, Backlight Inverters, and Audio products.

   The weighted average stage of completion for all projects, in the aggregate, was approximately 82% as of the acquisition date. As of that date, the estimated remaining costs to bring the projects under development to technological feasibility are over $437,000. Cash flows from sales of products incorporating those technologies were estimated to commence in the year 2000. Revenues forecasted in each period were reduced by related expenses, capital expenditures, and the cost of working capital. The discount rate applied to the net cash flows was 29%, which reflected the level of risk associated with the particular technologies and the current return on investment requirements of the market.

   As discussed above, a portion of the LinFinity purchase price was allocated to completed technology, customer lists, and assembled workforce. The total allocation approximated $2,610,000 for these other intangible assets.

   The following unaudited pro forma results have been prepared for comparative purposes only and include certain pro forma adjustments. Such pro forma amounts are not necessarily indicative of what actual consolidated results of operations might have been if the LinFinity acquisition had been effective at the beginning of fiscal year 1998.

                                                         Year ended   Year ended
                                                        September 27, October 3,
                                                            1998         1999
                                                        ------------- ----------
                                                           (amounts in 000's)
Revenues...............................................   $211,980     $211,584
Cost of sales..........................................    158,245      162,939
                                                          --------     --------
Gross profit...........................................     53,735       48,645
Operating expenses.....................................     43,223       43,100
                                                          --------     --------
Income from operations.................................     10,512        5,545
Other expense..........................................      2,322        3,158
                                                          --------     --------
Income before income taxes.............................      8,190        2,387
Provision for income taxes.............................      3,720          544
                                                          --------     --------
Net income.............................................   $  4,470     $  1,843
                                                          ========     ========
Earnings per share:
  Basic................................................   $   0.42     $   0.17
                                                          ========     ========
  Diluted..............................................   $   0.37     $   0.16
                                                          ========     ========

 Microsemi Mircowave Products, Inc.

   In June 1999, Microsemi Microwave Products, Inc. ("MMP"), a subsidiary of the Company, acquired, from L-3 Communications Corporation, certain assets of Narda Microwave East/Semiconductor Operation

                     MICROSEMI CORPORATION AND SUBSIDIARIES

("Narda") located in Lowell, Massachusetts. The total cost of this acquisition was approximately $5,060,000. The assets acquired are used in the manufacture of semiconductor components including varactor diodes, pin diodes, chip capacitors and Schottky devices used in telecommunications, wireless, satellite and industrial test/measurement applications. The results of operations of Narda prior to June 1999 were not material to the Company's consolidated results of operations, accordingly, pro forma information is not presented.

Micro WaveSys, Inc. (unaudited)

   In February 2000, Microsemi acquired certain assets of the HBT Business Products Group of Infinesse Corporation ("Infinesse"). This business (now called Micro WaveSys, Inc.) specializes in RF components utilizing III-V Compounds (primarily Gallium Arsenide and Indium Gallium Phosphide), and SiGe semiconductors for advanced cellular, PCS and 3G, BlueTooth, and 5.7 GHz LAN applications. The cost of this acquisition was approximately $15,110,000, which was funded with cash, debt, shares of Microsemi's common stock, and the issuance of a note convertible into shares of Microsemi's common stock. The acquisition was accounted for under the purchase method of accounting, and goodwill resulting from this acquisition was approximately $9,860,000. Microsemi's consolidated results of operations include those of Micro WaveSys since the date of acquisition. Micro WaveSys, Inc. has 1,000 authorized shares, of which Microsemi owns 800 shares, Infinesse owns 100 shares, and 100 shares are reserved for future option grants.

   The costs of the acquisition were allocated to the assets acquired and liabilities assumed based on their estimated fair values to the extent of the aggregate purchase price. Portions of the purchase price were allocated to certain intangible assets such as completed technology, assembled workforce, and in-process research and development ("R & D"). The allocation of the purchase price to these intangible assets was based on an independent valuation report. The amount of the purchase price allocated to in-process R & D was determined by estimating the stage of completion of each in-process R & D project at the date of acquisition, estimating cash flows resulting from the future release of products employing these technologies, and discounting the net cash flows back to their present values. At the date of acquisition, technological feasibility of the in-process R & D projects had not been reached and the technology had no alternative future uses without further development. Accordingly, Microsemi expensed the portion of the purchase price allocated to in-process R & D of $2,510,000, in accordance with generally accepted accounting principles, in the quarter ended April 2, 2000.

   The in-process R & D comprises a number of individual technological development efforts, focusing on the discovery of new, technologically advanced knowledge and more complete solutions to customers' needs, the conceptual formulation and design of possible alternatives, as well as the testing of process and product cost improvements. Specifically, these technologies included efforts regarding Microsemi's strategy of expanding product offerings into the high growth wireless, broadband, and the analog and mixed signal IC sectors.

   The weighted average stage of completion for all projects, in the aggregate, was approximately 60% as of the acquisition date. As of that date, the estimated remaining costs to bring the projects under development to technological feasibility was over $500,000. Upon completion, cash flows from sales of products incorporating those technologies were estimated to commence in the year 2000. Revenues forecasted in each period were reduced by related expenses, capital expenditures, and the cost of working capital. The discount rate applied to the net cash flows was 28%, which reflected the level of risk associated with the particular technologies and the current return on investment requirements of the market.

   As discussed above, a portion of the costs of acquisition was allocated to completed technology and assembled workforce. The total allocation approximated $2,490,000 for these intangible assets.

   Pro forma results as if the acquisition had taken place in the prior year would not be materially different from the Company's reported results.

                     MICROSEMI CORPORATION AND SUBSIDIARIES

11. SEGMENT INFORMATION

   In 1999, the Company adopted SFAS 131. The Company's reportable operating segments are based on geographic location, and the measure of segment profit is income from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

   The Company operates predominantly in a single industry segment as a manufacturer of discrete semiconductors. Geographic areas in which the Company operates include the United States, Ireland, Hong Kong, and India. Intergeographic sales primarily represent intercompany sales which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

   Financial information by geographic segments is as follows:

                                                                     Six months
                                       Fiscal years ended              ended
                          ---------------------------------------  ---------------
                          September 28, September 27, October 3,   ended April 2,
                              1997          1998        1999           2000
                          ------------- ------------- -----------  ---------------
                                                                    (unaudited)
                                             (amounts in 000's)
Net sales
 United States
  Sales to unaffiliated
   customers.................   $147,094      $145,242    $159,695   $ 55,780
  Intergeographic sales......     10,587        14,484      23,463      4,482
 Europe
  Sales to unaffiliated
  customers..................     13,885        15,350      17,084      4,330
  Intergeographic sales......     19,039         7,121       3,823      1,042
 Asia
  Sales to unaffiliated
  customers..................      2,255         4,118       8,302        862
  Intergeographic sales......      8,732         6,548       4,381        835
 Eliminations of
  intergeographic sales......    (38,358)      (28,153)    (31,667)    (6,359)
                                --------      --------    --------   --------
                                $163,234      $164,710    $185,081   $ 60,972
                                ========      ========    ========   ========
Income from operations:
  United States..............   $ 20,327      $ 17,210    $  4,378   $  1,477
  Europe.....................      1,983         1,621         476        218
  Asia.......................        209         1,628         235         (7)
                                --------      --------    --------   --------
    Total....................   $ 22,519      $ 20,459    $  5,089   $  1,688
                                ========      ========    ========   ========
Identifiable assets:
  United States..............   $123,293      $131,663    $166,429   $177,080
  Europe.....................      5,148         5,982       8,019      8,110
  Asia.......................      6,753         7,443       7,153      6,275
                                --------      --------    --------   --------
    Total....................   $135,194      $145,088    $181,601   $191,465
                                ========      ========    ========   ========
Capital expenditures:
  United States..............   $  5,517      $  5,302    $  7,712   $  5,393
  Europe.....................        164           224         160         21
  Asia.......................        371           379          60         40
                                --------      --------    --------   --------
    Total....................   $  6,052      $  5,905    $  7,932   $  5,454
                                ========      ========    ========   ========
Depreciation and
 amortization:
  United States..............   $  3,637      $  4,314    $  8,334   $  4,767
  Europe.....................        272           618         169         93
  Asia.......................        348           349         315        146
                                --------      --------    --------   --------
    Total....................   $  4,257      $  5,281    $  8,818   $  5,006
                                ========      ========    ========   ========

                     MICROSEMI CORPORATION AND SUBSIDIARIES

12. STATEMENT OF CASH FLOWS

   For purposes of the Consolidated Statements of Cash Flows, the Company considers all short-term, highly liquid investments with maturities of three months or less at date of acquisition to be cash equivalents.

                                                                     Six months
                                        Fiscal years ended              ended
                              -------------------------------------- -----------
                              September 28, September 27, October 3,  April 2,
                                  1997          1998         1999       2000
                              ------------- ------------- ---------- -----------
                                                                     (unaudited)
Cash paid during the period
 for:
  Interest..................     $ 3,446      $  1,858     $ 3,324    $  2,418
                                 =======      ========     =======    ========
  Income taxes..............     $ 6,707      $  7,619     $ 1,840    $     92
                                 =======      ========     =======    ========
Non-cash financing and
 investing activities:
  Conversion of subordinated
   debt into 614,807 and
   2,852,829 shares of
   common stock in fiscal
   years 1997 and 1998,
   respectively.............     $ 1,170      $ 33,986     $    --    $     --
                                 =======      ========     =======    ========
  Fixed assets purchased
   through issuance of long
   term debt:...............     $ 3,821      $     --     $ 3,165    $     --
                                 =======      ========     =======    ========
Stock options:
  Exercises.................     $   487      $    899     $    --    $     --
  Stock surrendered in lieu
   of cash..................        (190)         (342)         --          --
                                 -------      --------     -------    --------
  Net cash received.........     $   297      $    557     $    --    $     --
                                 =======      ========     =======    ========
Businesses acquired in
 purchase transactions (Note
 10):
  Fair values of assets
   acquired.................     $ 8,789      $  7,260     $31,547    $    250
  Goodwill and other
   intangible assets........          --         9,839       5,523      14,860
  Less debt issued and
   liabilities assumed......      (3,588)       (3,359)     (7,500)    (13,562)
                                 -------      --------     -------    --------
  Cash paid for
   acquisition..............     $ 5,201      $ 13,740     $29,570    $  1,548
                                 =======      ========     =======    ========

                     MICROSEMI CORPORATION AND SUBSIDIARIES

13. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

   Selected quarterly financial data are as follows:

                                            Quarters ended
                         -------------------------------------------------------
                      January 3, April 4, July 4, October 3, January 2, April 2,
                        1999       1999     1999    1999        2000      2000
                      ---------- -------- ------- ---------- ---------- --------
                             (amounts in 000's, except earnings per share)
Net sales...............  $39,417   $39,491 $48,758  $57,415   $54,588   $60,972
Gross profit............  $10,861   $10,345 $11,968  $ 7,696   $13,568   $17,159
Net income (loss).......  $ 2,280   $ 1,994 $  (670) $(2,105)  $   966   $   194
Basic earnings (loss)
 per share..............  $  0.20   $  0.18 $ (0.06) $ (0.19)  $  0.09   $  0.02
Diluted earnings (loss)
 per share..............  $  0.20   $  0.18 $ (0.06) $ (0.19)  $  0.09   $  0.02

   For the quarter ended October 3, 1999, the Company recorded a $5,951,000 charge to cost of sales. The charge was made because of reductions in estimates of utilization and realizable value of certain inventories resulting from recent changes in market conditions and customer requirements.

                                                  Quarters ended
                                   ---------------------------------------------
                                   December 28, March 29, June 28, September 27,
                                       1997       1998      1998      1998
                                   ------------ --------- -------  -------------
                                      (amounts in 000's, except earnings per
                                                      share)
Net sales.........................   $44,052     $41,194  $39,291    $40,173
Gross profit......................   $12,355     $12,018  $11,315    $11,597
Net income........................   $ 3,092     $ 3,416  $ 2,347    $ 2,467
Basic earnings per share..........   $  0.35     $  0.33  $  0.20    $  0.21
Diluted earnings per share........   $  0.28     $  0.29  $  0.20    $  0.21

[Graphic:  Chest x-ray picture            MEDTRONIC GUIDANT ST JUDE MEDICAL
           of a human with                GE MEDICAL
           heart pacer]                   medical

[Graphic:  Notebook computer]             COMPAQ DELL SEAGATE
                                          GIGABYTE
                                          computers/peripherals

[Graphic:  Person, wearing a              MAGNETEK DELCO MERCURYMARINE
           safety suit, welding]          LUCENT
                                          industrial/commercial

[Graphic:  Man looking at                 ALCATEL ERICSSON NOKIA NORTEL
           PBX monitor]                   telecommunications

[Graphic:  View of cockpit                LOCKHEED MARTIN BOEING
           instruments at night]          HONEYWELL RAYTHEON
                                          military/aerospace

[Graphic:  Handheld phone]                MOTOROLA SAMSUNG MITSUBISHI
                                          PALM
                                          mobile connectivity

[Graphic:  Astronaut on space             LOCKHEED MARTIN TECSTAR BOSCH
           walk in earth orbit]           space/satellites

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,220,000 Shares

                        [LOGO OF MICROSEMI APPEARS HERE]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                           A.G. Edwards & Sons, Inc.

                               CIBC World Markets

                            Needham & Company, Inc.

                                  May   , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following sets forth the costs and expenses, all of which shall be borne by the registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:

     Securities and Exchange Commission Fees........................ $ 17,166
     "Blue Sky" Fees................................................ $ 10,000 *
     Nasdaq National Market Fees.................................... $ 17,500 *
     Accounting Fees and Expenses................................... $ 50,000 *
     Legal Fees and Expenses........................................ $150,000 *
     Printing Fees.................................................. $100,000 *
     Miscellaneous Expenses......................................... $155,334 *
                                                                     ----------
         Total...................................................... $500,000 *

--------
   * Estimated

Item 15. Indemnification of Directors and Officers.

   (a) Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors in terms sufficiently broad to include indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 145 of the Delaware General Corporation Law permits indemnification by a corporation of its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with actions or proceedings against them if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. Section 145 provides that no indemnification may be made, however, without court approval, in respect of any claim as to which the officer or director is adjudged to be liable to the corporation. Such indemnification provisions of Delaware law are expressly not exclusive of any other rights which the officers or directors may have under the corporation's by-laws or agreements, pursuant to the vote of stockholders or disinterested directors or otherwise.

   (b) The Restated Certificate of Incorporation of the registrant provides that the registrant will, to the maximum extent permitted by law, indemnify each of its officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was a director or officer of the registrant.

   (c) The registrant has agreed to indemnify the Selling Stockholders and any brokers or other persons deemed to be their underwriters, and any persons deemed to control the Selling Stockholders or such underwriters within the meaning of Section 15 of the Securities Act, from liabilities arising in connection with this Registration Statement, excluding liabilities based upon false or misleading information included in this Registration Statement provided in writing to the registrant by the Selling Stockholders specifically for inclusion herein.

Item 16. Exhibits and Financial Statement Schedule.

 (a) Exhibits.

   Exhibit
   Number                           Description
   -------                          -----------
    1.1    Form of Underwriting Agreement./1/

    5.1    Opinion of Stradling, Yocca, Carlson & Rauth, a Professional
           Corporation./1/

   23.1    Consent of Stradling, Yocca, Carlson & Rauth, a Professional
           Corporation
            (included in Exhibit 5.1)./1/

   23.2    Consent of PricewaterhouseCoopers LLP.

   24.1    Power of Attorney./1/

--------
/1/Incorporated by reference to the Registration Statement on Form S-3 filed by Microsemi Corporation on April 14, 2000.

 (b) Financial Statement Schedule.

   Schedule II--Valuation and Qualifying Accounts.

Item 17. Undertakings.

   (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 19th day of May, 2000.

                                                  MICROSEMI CORPORATION
                                                      (Registrant)


                                                  /s/ David R. Sonksen
                                          By: _________________________________
                                                      David R. Sonksen
                                                  Vice President--Finance,
                                                  Chief Financial Officer,
                                                  Secretary and Treasurer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                  Date
             ---------                           -----                  ----

      /s/ Philip Frey, Jr.*          Chairman of the Board,         May 19, 2000
____________________________________  President and Chief
          Philip Frey, Jr.            Executive Officer
                                      (Principal Executive
                                      Officer)

      /s/ David R. Sonksen           Vice President--Finance,       May 19, 2000
____________________________________  Chief Financial Officer,
          David R. Sonksen            Secretary and Treasurer
                                      (Principal Financial
                                      Officer and Principal
                                      Accounting Officer)

       /s/ Brad Davidson*            Director                       May 19, 2000
____________________________________
           Brad Davidson

     /s/ Robert B. Phinizy*          Director                       May 19, 2000
____________________________________
         Robert B. Phinizy

      /s/ Joseph M. Scheer*          Director                       May 19, 2000
____________________________________
          Joseph M. Scheer

      /s/ Martin H. Jurick*          Director                       May 19, 2000
____________________________________
          Martin H. Jurick

         /s/ H.K. Desai*             Director                       May 19, 2000
____________________________________
             H.K. Desai

* By David R. Sonksen as Attorney in Fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Microsemi Corporation

   Our audits of the consolidated financial statements of Microsemi Corporation referred to in our report dated November 22, 1999, appearing in the registration statement on Form S-3 of Microsemi Corporation also included an audit of the financial statement schedule listed in Item 16 of this Form S-3. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Costa Mesa, California

November 22, 1999

                     MICROSEMI CORPORATION AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             (amounts in thousands)

                                       Column C           Column E   Column F
                             Column B  Charged  Column D Deductions- Balance
                            Balance at to costs Charged  recoveries   at end
                            beginning    and    to other and write-     of
  Column A Classification   of period  expenses accounts    offs      period
  -----------------------   ---------- -------- -------- ----------- --------
 April 2, 2000 (unaudited)
Allowance for doubtful
 accounts and reserve for
 returns ..................  $ 3,805    $  888  $    --    $   --    $ 4,693
                             =======    ======  =======    ======    =======
Reserve for investments in
 and advances to
 unconsolidated
 affiliates................  $ 1,297    $   --  $    --    $   --    $ 1,297
                             =======    ======  =======    ======    =======
      October 3, 1999
Allowance for doubtful
 accounts and reserve for
 returns...................  $ 2,457    $ (230) $ 1,960    $ (382)   $ 3,805
                             =======    ======  =======    ======    =======
Reserve for investments in
 and advances to
 unconsolidated
 affiliates................  $ 1,297    $   --  $    --    $   --    $ 1,297
                             =======    ======  =======    ======    =======
    September 27, 1998
Allowance for doubtful
 accounts and reserve for
 returns...................  $ 2,665    $   --  $    --    $ (208)   $ 2,457
                             =======    ======  =======    ======    =======
Reserve for investments in
 and advances to
 unconsolidated
 affiliates................  $ 1,297    $   --  $    --    $   --    $ 1,297
                             =======    ======  =======    ======    =======
    September 28, 1997
Allowance for doubtful
 accounts and reserve for
 returns...................  $ 2,159    $  506  $    --    $   --    $ 2,665
                             =======    ======  =======    ======    =======
Reserve for investments in
 and advances to
 unconsolidated
 affiliates................  $   537    $  760  $    --    $   --    $ 1,297
                             =======    ======  =======    ======    =======

                                 EXHIBIT INDEX

   Exhibit
   Number                           Description
   -------                          -----------
    1.1    Form of Underwriting Agreement./1/

    5.1    Opinion of Stradling, Yocca, Carlson & Rauth, a Professional
           Corporation./1/

   23.1    Consent of Stradling, Yocca, Carlson & Rauth, a Professional
           Corporation
            (included in Exhibit 5.1)./1/

   23.2    Consent of PricewaterhouseCoopers LLP.

   24.1    Power of Attorney./1/

--------
/1/Incorporated by reference to the Registration Statement on Form S-3 filed by Microsemi Corporation on April 14, 2000.